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03037510

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Promatek Industries

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1351 FISCAL YEAR 6-30-03

• Complete for initial submissions only •• Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 11/18/03



PROMATEK

INDUSTRIES LTD.


SEC MAIL PROCESSING
RECEIVED
NOV 17 2003
WASH, D.C.
187
SECTION



ANNUAL REPORT 2003

FINANCIAL HIGHLIGHTS

	2003 $	2002 $
Revenue	**4,624,016**	4,200,519
Net Income	**1,262,080**	1,087,649
Net Earnings per share (Before Tax)	**0.51**	0.38
Net Earnings per share (After Tax)	**0.34**	0.30
Working Capital	**2,075,837**	6,263,877
Total Assets	**2,745,242**	7,013,823
Total Equity	**2,233,866**	6,383,269
Equity per share	**0.60**	1.74

BOARD OF DIRECTORS

Arthur Levine, eng.
Côte Saint-Luc, Québec
Chairman of the Board and Chief Executive Officer of the Corporation.

David Rockman *
Dollard des Ormeaux, Québec
President of D.H.R. and Associates.

Mark Levine, eng.
Côte Saint-Luc, Québec
President and Secretary - Treasurer of the Corporation.

John Borrows, eng. *
Pierrefonds, Québec
Consulting Engineer.

Robert Elman *
Montréal, Québec
Financial Executive Scotia-Mcleod

*Member of the audit Committee

OTHER INFORMATION

Head Office:
Promatek Industres Ltd.
8390 Mayrand
Montréal, Québec H4P 2C9

Stock Listing:
Toronto Stock Exchange
Symbol PMK

Transfer Agent:
Computershare Trust Company of Canada
Montréal, Québec and Toronto, Ontario

Auditors:
Levy Pilotte, Montréal, Québec

Lawyers:
Kugler, Kandestin, Montréal, Québec

Bankers:
Scotia Bank
Montréal, Québec

LETTER TO OUR SHAREHOLDERS

Fiscal 2003 Business Review

Promatek's fiscal year ended June 30, 2003 began strongly as one of the world's most prestigious law firms selected Copitrak as its worldwide cost recovery solution. This substantial order, along with increased demand for Promatek's software products, led to increased sales and profits for the year.

Promatek's global business was further strengthened during fiscal 2003 as sales increased in Europe and Asia. Despite the prolonged downturn in the US economy and a SARS epidemic that shut down business in Asia during the latter half of the fiscal year, Promatek was able to increase total revenues by 10% as compared to the previous fiscal year.

Promatek's management has been working closer than ever with its exclusive dealers and has now unified the Copitrak brand at one website www.copitrak.com and under one umbrella organization, namely **"Copitrak WorldWide"**. This unprecedented coordination and cooperation between Promatek and its dealers is leading to organizational efficiencies as well as making Copitrak a stronger brand.

Research and Development

Promatek continues to invest heavily in research and development to ensure its technological leadership position in the cost recovery marketplace. In fiscal 2003, Promatek continued to expand and improve its product offerings. Specifically, Promatek announced scanning solutions for Xerox and Canon multi-functional machines that allow professional firms to capture and charge-back scan related expenses. Many new software modules and feature enhancements to the existing Copitrak product offerings are well in progress and are being scheduled for launch over the coming years.

Dividends

This is the fourth year that Promatek has paid dividends. A dividend of $0.15 per common share was paid on October 10, 2002 and a second dividend of $0.15 was paid on April 3, 2003. In addition to the semi-annual dividends, a special one-time dividend of $1.17 was paid on October 10, 2002 as part of the management succession plan described in last year's annual report and finalized on September 24, 2002.

Dividends continue to be subject to the discretion of the board of directors of the Corporation.

Legal action

On September 19, 2003, Promatek reached an out-of-court settlement with NexGen Ergonomics which brings an end to all legal proceedings between the two companies. The settlement will have no material effect on Promatek's financial statements.

Proprietary Rights

As a company involved in high technology products, Promatek has invested and continues to invest substantial time, effort and resources in research and development. We continue to have a corporate policy of vigorously defending our intellectual property rights.

Results

Revenue for the fiscal year ended June 30, 2003 was $4,624,016 as compared to revenue of $4,200,519 for the previous fiscal year, representing an increase of 10%. Total expenses decreased by $95,634 from $2,811,570 in fiscal 2002 to $2,715,936 in fiscal 2003. Net income assuming full taxation was $1,262,080 or $0.34 per common share for fiscal 2003 as compared to $1,087,649 or $0.29 per common share for the previous fiscal year, representing an increase of 16%.

Promatek's financial position as of June 30, 2003 was as follows: $1,551,980 in cash and short-term securities, no debt, low overheads as well as low inventory levels. Promatek's working capital decreased by $4,188,040 to $ 2,075,837, and total shareholders' equity decreased to $ 2,233,866 or $0.60 per common share as compared to $6,383,269 or $1.74 per common share. This decrease was due to the extra dividend of $ 1.17 per common share paid during the year.

Acknowledgements

Promatek's management and staff are responsible for realizing and maintaining the reputation for excellence earned by our products and services. The devotion of these people accounts for the high degree of satisfaction and confidence expressed by our many customers. Our thanks go out to each and every member of the Promatek and Copitrak WorldWide teams for your loyalty and hard work. We also thank all our shareholders for your continued confidence in Promatek. We can assure you of our commitment to the growth and profitability of Promatek.



Mark Levine, eng.
President



Arthur Levine, eng.
Chief Executive Officer

AUDITORS' REPORT

To the shareholders of
PROMATEK INDUSTRIES LTD./
LES INDUSTRIES PROMATEK LTÉE

We have audited the consolidated balance sheets of **PROMATEK INDUSTRIES LTD./LES INDUSTRIES PROMATEK LTÉE** as at June 30, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



CHARTERED ACCOUNTANTS
July 29, 2003

CONSOLIDATED BALANCE SHEETS

PROMATEK INDUSTRIES LTD./
LES INDUSTRIES PROMATEK LTÉE

June 30, 2003

	2003	2002
ASSETS		
CURRENT		
Cash	**$ 537,007**	$ 685,304
Short-term investments (note 2)	**1,014,973**	4,500,985
Accounts receivable (note 3)	**549,482**	837,041
Income taxes receivable	**30,693**	222,540
Inventories (note 4)	**355,811**	291,718
Prepaid expenses	**24,247**	30,843
Future income taxes	**75,000**	326,000
	2,587,213	6,894,431
LOAN TO DIRECTOR (note 5)	**25,000**	30,000
FIXED (note 6)	**133,029**	89,392
	$ 2,745,242	$ 7,013,823
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**$ 375,618**	$ 506,059
Deferred revenue	**135,758**	124,495
	511,376	630,554
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (note 7)	**1,153,130**	4,092,610
CONTRIBUTED SURPLUS (note 8)	**712,442**	58,500
RETAINED EARNINGS	**368,294**	2,232,159
	2,233,866	6,383,269
	$ 2,745,242	$ 7,013,823

APPROVED ON BEHALF OF THE BOARD:


Director


Director

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Year ended June 30, 2003

		2003		2002
REVENUE	$	**4,624,016**	$	4,200,519
OPERATING EXPENSES				
Cost of sales and operating expenses except the following		**2,429,259**		2,369,085
Amortization of fixed assets		**40,639**		37,241
Investment income		**(61,598)**		(127,231)
Research and development (note 9)		**307,636**		282,475
		2,715,936		2,561,570
INCOME BEFORE THE FOLLOWING		**1,908,080**		1,638,949
SEPARATION EXPENSES		**-**		250,000
INCOME BEFORE INCOME TAXES		**1,908,080**		1,388,949
INCOME TAXES (note 10)		**646,000**		301,300
NET INCOME FOR THE YEAR		**1,262,080**		1,087,649
RETAINED EARNINGS, beginning of year		**2,232,159**		2,598,070
DIVIDENDS		**(5,472,003)**		(1,453,560)
TRANSFER FROM CONTRIBUTED SURPLUS		**2,346,058**		-
RETAINED EARNINGS, end of year	$	**368,294**	$	2,232,159

EARNINGS PER SHARE (note 15):				
Basic	$	**0.34**	$	0.30
Fully Diluted	$	**0.34**	$	0.29

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended June 30, 2003

	2003	2002
OPERATING ACTIVITIES		
Cash from operations		
Net income for the year	$ 1,262,080	$ 1,087,649
Items not involving cash:		
Amortization of fixed assets	40,476	37,241
Future income taxes	251,000	(16,000)
	1,553,556	1,108,890
(Increase) decrease in noncash working capital balances		
Accounts receivable	287,559	355,944
Income taxes receivable	191,847	108,880
Inventories	(64,093)	(6,043)
Prepaid expenses	6,596	(1,500)
Accounts payable and accrued liabilities	(130,443)	185,466
Deferred revenue	11,263	40,015
	1,856,285	1,791,652
FINANCING ACTIVITIES		
Dividends	(5,472,003)	(1,453,560)
Issuance of capital stock	60,520	40,970
	(5,411,483)	(1,412,590)
INVESTING ACTIVITIES		
Proceeds on disposal of short-term investments	13,031,608	28,200,789
Purchase of short-term investments	(9,545,594)	(29,123,957)
Additions to fixed assets	(84,113)	(42,625)
Repayments of loan to director	5,000	5,000
	3,406,901	(960,793)
DECREASE IN CASH	(148,297)	(581,731)
CASH, beginning of year	685,304	1,267,035
CASH, end of year	$ 537,007	$ 685,304

June 30, 2003

1. ACCOUNTING POLICIES

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary companies. All significant intercompany accounts and transactions have been eliminated on consolidation.

b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

c) Fair Value of Financial Instruments and Credit Risk

The carrying amounts for cash, amounts receivable, income taxes receivable, inventories, prepaid expenses, loan to director and accounts payable and accrued liabilities approximate fair value because of the short term nature of these instruments. The fair value of short-term investments is disclosed in note 2. The credit risk on amounts receivable is limited to the outstanding balance of such amounts.

d) Inventories

Inventories are valued at the lower of cost and net realizable value with cost determined on a first-in, first-out basis.

Cost of work-in-process and finished goods includes material, labour and overhead.

e) Amortization

Amortization is provided for on the declining-balance basis, using the following annual rates:

Electronic data processing equipment	30%
Equipment	20%

Leasehold improvements are amortized on a straight-line basis over 5 years.

f) Revenue Recognition

i) Revenue derived from sales of hardware to resellers and end-users is recognized upon delivery of the product.

ii) Service revenue is recognized on a straight-line basis as described in note 1 g).

g) Deferred Revenue

Deferred revenue represents unearned support and maintenance income which is recognized on a straight-line basis over the terms of the respective contracts. The costs of the support and maintenance work are charged to income at the time they are performed.

h) Investment Tax Credits

Investment tax credits applicable to the purchase of fixed assets are accounted for as a reduction of the cost of the related assets. Investment tax credits related to current expenditures are included in the determination of net income for the year.

i) Research and Development Costs

Research and development costs pertaining to non-capital expenditures related to both future and present products are charged against income as incurred.

June 30, 2003

1. ACCOUNTING POLICIES (continued)

j) Future Income Taxes

The company utilizes the future income taxes method which requires an asset and liability approach to financial accounting and reporting for income taxes. Future income tax liabilities are computed annually for differences between the financial statements and tax based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

k) Stock based compensation

The Company offers remuneration through a stock option plan as described in note 7 c). No compensation expense is recognized when options or warrants are issued to employees, officers or directors. Proceeds from the exercise of these options and warrants are credited to capital stock in the period of exercise

2. SHORT-TERM INVESTMENTS

Short-term investments consist of two discount notes of one entity whose market value approximates cost. These notes mature August and September 2003 and carry an average effective interest rate of 3.12%.

3. ACCOUNTS RECEIVABLE

Accounts receivable include receivables from an affiliated company indirectly controlled by two directors of $64,000 (2002 - $135,000)

Sales to the affiliated company during the year which are contracted at competitive prices were approximately $825,000 (2002 - $494,000).

4. INVENTORIES

		2003		2002
Inventories consist of:				
Raw materials	**$**	**70,889**	$	30,541
Work in process		**234,370**		197,816
Finished goods		**50,552**		63,361
	$	**355,811**	$	291,718

5. LOAN TO DIRECTOR

		2003		2002
The loan was granted to a director in 1988 to purchase a house. This loan is non-interest bearing and is repayable over a period of twenty years at $ 5,000 per year	**$**	**30,000**	$	35,000
Less: Current portion included in accounts receivable		**5,000**		5,000
	$	**25,000**	$	30,000

6. FIXED

	2003	2002
Cost		
Electronic data processing equipment	$ 534,844	$ 513,045
Equipment	46,511	37,912
Leasehold improvements	97,991	44,276
	679,346	595,233
Accumulated amortization		
Electronic data processing equipment	470,841	440,881
Equipment	26,330	20,684
Leasehold improvements	49,146	44,276
	546,317	505,841
Net book value	$ 133,029	$ 89,392

7. CAPITAL STOCK

a) **Share Capital**

The Corporation is incorporated under the Canada Business Corporations Act.

The authorized share capital of the Corporation consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares issuable in series.

	2003	2002
Issued:		
3,727,900 Common (2002 - 3,661,150)	$ 1,153,130	$ 4,092,610

In July 2002, the capital stock was reduced by $3,000,000 which was transferred to contributed surplus.

b) **Common shares**

The following table summarized the common share activity since June 30, 2001:
At year-end, the outstanding options are as follows:

	Number of common shares	Amount
Balance, June 30, 2001	3,632,400	$ 4,051,640
Options exercised	28,750	40,970
Balance, June 30, 2002	3,661,150	4,092,610
Options exercised	66,750	60,520
Reduction transferred to contributed surplus	-	(3,000,000)
Balance, end of year	3,727,900	$ 1,153,130

c) **Options**

340,000 common shares are reserved under a share option plan for officers and employees of the Corporation, of which 300,000 have been granted and nil remain outstanding as at June 30, 2003. Changes that occurred during the year are presented as follows:

7. CAPITAL STOCK (continued)

	2003		2002	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Options outstanding, beginning of year	**76,750**	**$ 0.92**	105,500	$ 1.06
Options exercised	**(66,750)**	**0.91**	(28,750)	1.45
Options cancelled	**(10,000)**	**0.95**	-	-
Options outstanding, end of year	**-**	**$ -**	76,750	$ 0.92

8. CONTRIBUTED SURPLUS

	2003	2002
Balance, beginning of year	**$ 58,500**	$ 58,500
Transfer from capital stock	**3,000,000**	-
Transfer to retained earnings	**(2,346,058)**	-
Balance, end of year	**$ 712,442**	$ 58,500

9. RESEARCH AND DEVELOPMENT

Research and development costs are stated net of government assistance. Details of amounts expended on research and development and the related assistance received are:

	2003	2002
Gross amount expended	**$ 772,164**	$ 817,432
Less: Investment tax credits earned and received	**464,528**	534,957
Net amount	**$ 307,636**	$ 282,475

10. INCOME TAXES (RECOVERED)

	2003	2002
The income taxes consists of:		
Income taxes at statutory rates	**$ 624,000**	$ 462,000
Manufacturing and processing deduction	**(51,000)**	(54,600)
Effective income taxes before the following:	**573,000**	407,400
Future income taxes	**73,000**	(106,100)
NET TAX FOR THE YEAR	**$ 646,000**	$ 301,300

11. LOSSES CARRIED FORWARD

a) The Corporation has accumulated capital losses for income tax purposes in the amount of approximately $96,000. These capital losses may be applied indefinitely against capital gains of future years. The potential tax benefits of these losses have not been reflected in the accounts.

11. LOSSES CARRIED FORWARD (continued)

b) The Corporation has available research and development expenses for federal income tax purposes of approximately $529,000 which may be carried forward and applied against future taxable income indefinitely. Taxable benefits in respect of these expenses have been recorded in the accounts as future income taxes.

12. SEGMENTED AND BUSINESS INFORMATION

The Corporation operates in Canada in one business segment, the design and manufacture of electronic hardware and software products.

Sales to customers in the United States amount to $2,866,000 (2002 - $3,155,000). As these sales are executed in Canadian dollars there is no material foreign exchange risk related to these sales.

Most of the Corporation's sales of its major product lines are made through an independent distributor. Included in accounts receivable is an amount of $348,000 (2002 - $580,000) relating to these sales.

13. COMMITMENTS

Total future minimum lease payments under an operating lease for premises are as follows:

2004	$ 63,000
2005	63,000
2006	65,000
2007	66,000
	$ 257,000

14. CONTINGENCIES

The Corporation is involved in various litigation and claims associated with normal operations. Management regularly analyses current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. While the outcome of lawsuits or other proceedings against the Corporation cannot be predicted with certainty, management believes that any resulting settlements would not materially affect the financial condition, results of operations and cash flows of the Corporation. Eventual settlement, if any, will be charged to income in the year it occurs.

15. EARNINGS PER SHARE

The reconciliation of the number of shares used to calculate the diluted earnings per share is established as follows:

	2003	2002
Weighed average number of shares used to compute basic earnings per share	**3,670,650**	3,646,775
Dilution effect	-	76,750
Weighed average number of shares used to compute diluted earnings per share	**3,670,650**	3,723,525

16. COMPARATIVE FIGURES

Certain 2002 figures have been reclassified to conform with the 2003 presentation.

LES INDUSTRIES

PROMATEK

LTÉE

RAPPORT ANNUEL 2003

SOMMAIRE FINANCIER

	2003 $	2002 $
Chiffre d'affaire	**4 624 016**	4 200 519
Bénéfice net	**1 262 080**	1 087 649
Bénéfice net par action (avant impôts)	**0,51**	0,38
Bénéfice net par action (après impôts)	**0,34**	0,30
Fonds de roulement	**2 075 837**	6 263 877
Total de l'actif	**2 745 242**	7 013 823
Avoir total des actionnaires	**2 233 866**	6 383 269
Avoir par action	**0,60**	1,74

CONSEIL D'ADMINISTRATION

Arthur Levine, ing.
Côte Saint-Luc, Québec
Président du Conseil et Chef de la direction de la société.

David Rockman *
Dollard des Ormeaux (Québec)
Président de D.H.R. & Associés.

Mark Levine, ing.
Côte Saint-Luc, Québec
Président exécutif et Secrétaire-trésorier de la société.

John Borrows, ing. *
Pierrefonds (Québec)
Ingénieur conseil.

Robert Elman *
Montréal, Québec
Exécutif financier Scotia-Mcleod

*Membre du comité de vérification

INFORMATIONS ADDITIONNELLES

Siège social:
Les Industries Promatek Ltée.
8390 Mayrand
Montréal (Québec) H4P 2C9

Inscription des actions:
Bourse de Toronto
Symbole PMK

Agent de Transferts:
Computershare Trust Company of Canada
Montréal, Québec et Toronto, Ontario

Vérificateurs:
Levy Pilotte, Montréal (Québec)

Avocats:
Kugler, Kandestin, Montréal (Québec)

Banquier:
Scotia Bank
Montréal (Québec)

LETTRE À NOS ACTIONNAIRES

Revue des activités de l'exercice 2003

L'exercice 2003 de Promatek, se terminant le 30 juin 2003, a démarré en force grâce à la décision de l'un des plus prestigieux cabinets d'avocats de faire de Copitrak sa solution mondiale de recouvrement de coûts. Cet important marché, ainsi que l'augmentation de la demande des produits logiciels de Promatek, ont contribué à l'augmentation des ventes et des profits pour l'exercice.

Les activités commerciales mondiales de Promatek ont été consolidées davantage en raison de l'accroissement des ventes en Europe et en Asie. Malgré le repli prolongé de l'économie américaine et l'épidémie du SRAS qui a provoqué l'arrêt des activités commerciales en Asie au cours de la dernière moitié de l'exercice, Promatek a été en mesure d'accroître ses revenus de 10 % comparativement à l'exercice précédent.

La direction de Promatek a travaillé, plus que jamais, en étroite collaboration avec ses distributeurs exclusifs et a maintenant regroupé la marque Copitrak sur un seul site Internet www.copitrak.com et sous une même organisation ombrelle du nom de « Copitrak WorldWide ». Cette coordination et cette coopération sans précédent entre Promatek et ses distributeurs permettent d'atteindre une efficacité organisationnelle et de consolider la marque Copitrak.

Recherche et développement

Promatek continue d'investir énormément en recherche et développement afin de conserver son avant-gardisme technologique dans le marché du recouvrement de coûts. Au cours de l'exercice 2003, Promatek a continué d'élargir et d'améliorer sa gamme de produits. Promatek a notamment annoncé le lancement de solutions de numérisation à balayage pour les machines multifonctionnelles de Xerox et Canon qui permettent aux bureaux de professionnels de saisir et d'imputer les dépenses liées à la numérisation. Bon nombre de nouveaux modules logiciels et de nouvelles améliorations des caractéristiques de la gamme actuelle de produits de Copitrak sont en cours d'élaboration et doivent être lancés au cours des prochaines années.

Dividendes

Pour la quatrième année consécutive, Promatek a versé un dividende à ses actionnaires. Un dividende de 0,15 $ l'action ordinaire a été versé le 10 octobre 2002 et un deuxième dividende de 0,15 $ l'action a été versé le 3 avril 2003. En plus des dividendes semestriels, un dividende supplémentaire unique de 1,17 $ a été versé le 10 octobre 2002, conformément au plan de succession de la direction énoncé dans le rapport annuel de l'exercice précédent et complété le 24 septembre 2002.

Les dividendes sont toujours assujettis au pouvoir discrétionnaire du conseil d'administration de la société.

Action en justice

Le 19 septembre 2003, Promatek s'est entendu sur un règlement hors cour avec NexGen Ergonomics, ce qui met fin à toute procédure judiciaire entre les deux entreprises. Le règlement n'aura aucune incidence majeure sur les états financiers de Promatek.

Droits patrimoniaux

En tant qu'entreprise oeuvrant dans des produits de haute technologie, Promatek a investi et continue d'investir beaucoup de temps, d'efforts et de ressources dans la recherche et le développement. Nous disposons toujours d'une politique d'entreprise qui défend énergiquement les droits de propriété intellectuelle.

Résultats

Les revenus pour l'exercice prenant fin le 30 juin 2003 ont été de 4 624 016 $, comparativement à 4 200 519 $ pour l'exercice précédent, ce qui représente une augmentation de 10 %. Les dépenses globales ont diminué de 95 634 $, passant de 2 811 570 $ pour l'exercice 2002 à 2 715 936 $ pour l'exercice 2003. Les bénéfices nets après imposition ont été de 1 262 080 $ ou 0,34 $ l'action ordinaire pour l'exercice 2003 comparativement à 1 087 649 $ ou 0,29 $ l'action ordinaire pour l'exercice précédent, soit une augmentation de 16 %.

La situation financière de l'entreprise au 30 juin 2003 était la suivante : 1 551 980 $ en encaisse et placements à court terme, aucune dette, des frais généraux faibles ainsi que des niveaux de stocks bas. Le fonds de roulement de Promatek est passé de 4 188 040 $ à 2 075 837 $ et l'avoir des actionnaires a baissé à 2 233 866 $ ou 0,60 $ l'action ordinaire comparativement à 6 383 269 $ ou 1,74 $ l'action ordinaire. La diminution est due au dividende supplémentaire de 1,17 $ l'action ordinaire versé au cours de l'année.

Reconnaissance

La direction et le personnel de Promatek sont responsables de la réputation d'excellence que nos produits et services ont acquise. Le dévouement de ces personnes explique le niveau de satisfaction et de confiance élevé de nos clients. Nous tenons donc à remercier tous les membres des équipes de Promatek et de Copitrak WorldWide pour leur loyauté et leur travail acharné. Nous désirons également remercier nos actionnaires de leur confiance continue en Promatek. Nous pouvons vous garantir notre engagement relativement à la croissance et à la rentabilité de Promatek.



Mark Levine, ing.
Président



Arthur Levine, ing.
Chef de la direction

Aux actionnaires de
PROMATEK INDUSTRIES LTD./
LES INDUSTRIES PROMATEK LTÉE

Nous avons vérifié les bilans consolidés de **PROMATEK INDUSTRIES LTD./LES INDUSTRIES PROMATEK LTÉE** au 30 juin 2003 et 2002, ainsi que les états consolidés des résultats et bénéfices non répartis et les états consolidés des flux de trésorerie des exercices terminés à ces dates. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la société au 30 juin 2003 et 2002, ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.



COMPTABLES AGRÉÉS
le 29 juillet 2003

BILANS CONSOLIDÉS

LES INDUSTRIES PROMATEK LTÉE /
PROMATEK INDUSTRIES LTD.

au 30 juin 2003

	2003	2002
ACTIF		
À COURT TERME		
Encaisse	**537 007 $**	685 304 $
Placements à court terme (note 2)	**1 014 973**	4 500 985
Débiteurs (note 3)	**549 482**	837 041
Impôts sur le revenu	**30 693**	222 540
Stocks (note 4)	**355 811**	291 718
Charges payées d'avance	**24 247**	30 843
Impôts futurs	**75 000**	326 000
	2 587 213	6 894 431
PRÊT À UN ADMINISTRATEUR (note 5)	**25 000**	30 000
IMMOBILISATIONS (note 6)	**133 029**	89 392
	2 745 242 $	7013 823 $
PASSIF		
À COURT TERME		
Créditeurs et charges à payer	**375 618 $**	506 059 $
Revenus reportés	**135 758**	124 495
	511 376	630 554
AVOIR DES ACTIONNAIRES		
CAPITAL SOCIAL (note 7)	**1 153 130**	4 092 610
SURPLUS D'APPORT (note 8)	**712 442**	58 500
BÉNÉFICES NON RÉPARTIS	**368 294**	2 232 159
	2 233 86	6 383 269
	2 745 242 $	7 013 823 $

APPROUVÉ AU NOM DU CONSEIL:


administrateur


administrateur

RÉSULTATS ET BÉNÉFICES NON RÉPARTIS CONSOLIDÉS

Exercice terminé le 30 juin 2003

	2003	2002
CHIFFRE D'AFFAIRE	**4 624 016 $**	4 200 519 $
FRAIS D'EXPLOITATION		
Coût des ventes et charges sauf les suivants	**2 429 259**	2 369 085
Amortissement	**40 639**	37 241
Recherche et développement (note 9)	**307 636**	282 475
Revenus de placements	**(61 598)**	(127 231)
	2 715 936	2 561 570
BÉNÉFICE AVANT LE SUIVANT	**1 908 080**	1 638 949
DÉPENSES DE SÉPARATION	**-**	250 000
BÉNÉFICE AVANT IMPÔTS SUR LE REVENU	**1 908 080**	1 388 949
IMPÔTS SUR LE REVENU (RECOUVRÉS) (note 10)	**646 000**	301 300
BÉNÉFICE NET DE L'EXERCICE	**1 262 080**	1 087 649
BÉNÉFICES NON RÉPARTIS au début	**2 232 159**	2 598 070
DIVIDENDES	**(5 472 003)**	(1 453 560)
TRANSFERT DU SURPLUS D'APPORT	**2 346 058**	-
BÉNÉFICES NON RÉPARTIS à la fin	**368 294 $**	2 232 159 $

BENEFICE PAR ACTION (note 15):

Avant dilution	**0,34 $**	0,30 $
Après dilution	**0,34 $**	0,29 $

FLUX DE TRÉSORERIE CONSOLIDÉS

Exercice terminé le 30 juin 2003

	2003	2002
ACTIVITÉS D'EXPLOITATION		
Rentrées de fonds nettes provenant de l'exploitation		
Bénéfice net de l'exercice	**1 262 080 $**	1 087 649 $
Éléments n'affectant pas les fonds:		
Amortissement	**40 476**	37 241
Impôts futurs	**251 000**	(16 000)
	1 553 556	1 108 890
(Augmentation) diminution nette des postes hors-caisse		
Débiteurs	**287 559**	355 944
Impôts sur le revenu	**191 847**	108 880
Stocks	**(64 093)**	(6 043)
Charges payées d'avance	**6 596**	(1 500)
Créditeurs et charges à payer	**(130 443)**	185 466
Revenus reportés	**11 263**	40 015
	1 856 285	1 791 652
ACTIVITÉS DE FINANCEMENT		
Dividendes	**(5 472 003)**	(1 453 560)
Émission de capital-actions	**60 520**	40 970
	(5 411 483)	1 412 590
ACTIVITÉS D'INVESTISSEMENT		
Produits sur dispositions de placements	**13 031 608**	28 200 789
Achats de placements	**(9 545 594)**	29 123 957
Acquisition d'immobilisations	**(84 113)**	(42 625)
Remboursements d'un prêt à un administrateur	**5 000**	5 000
	3 406 901	(960 793)
DIMINUTION DE L'ENCAISSE	**(148 297)**	(581 731)
ENCAISSE au début	**685 304**	1 267 035
ENCAISSE à la fin	**537 007 $**	685 304 $

30 juin 2003

1. CONVENTIONS COMPTABLES

a) Principes de consolidation

Les états financiers consolidés comprennent les comptes de la société et de ses filiales en propriété exclusive. Tous les comptes et les transactions inter compagnie ont été éliminés lors de la consolidation.

b) Utilisation d'estimations

Pour établir des états financiers selon les principes comptables généralement reconnus, la direction doit faire des estimations et des hypothèses qui ont un effet sur les montants déclarés au titre des actifs et des passifs et sur la divulgation des actifs et passifs éventuels à la date des états financiers, ainsi que les montants déclarés au titre des revenus et des dépenses au cours de la période. Les résultats réels pourraient différer de ces estimations.

c) Juste valeur des instruments financiers et risque de crédit

Les espèces et quasi-espèces, les montants à recevoir, les impôts sur le revenu, les stocks, les charges payées d'avance, le prêt à un administrateur et les créditeurs et charges à payer sont des instruments financiers dont la juste valeur se rapproche de leur valeur comptable en raison de leur échéance à court terme. La juste valeur des placements à court terme est décrite dans la note 2. Le risque de crédit associé aux montants à recevoir se limite au soldes impayés.

d) Stocks

Les stocks sont évalués au moindre du coût et de la valeur de réalisation nette, le coût étant déterminé selon la méthode de l'épuisement successif. Les produits en cours et produits finis incluent les matières premières, la main d'oeuvre et les frais généraux de fabrication.

e) Amortissement

L'amortissement est calculé selon la méthode du solde dégressif, aux taux annuels suivants:

Matériel informatique	30%
Équipement	20%

Les améliorations locatives sont amorties selon la méthode linéaire sur 5 ans.

f) Crédits d'impôts à l'investissement

Les crédits d'impôts à l'investissement reliés à l'acquisition d'immobilisations sont comptabilisés en réduction du coût des immobilisations. Les crédits d'impôts à l'investissement reliés aux dépenses courantes sont inclus dans la détermination du bénéfice net de l'exercice.

g) Revenus reportés

Les revenus reportés représentent des revenus d'entretien non gagnés qui sont constatés sur une base linéaire selon la durée des contrats. Les coûts qui y sont associés sont passés en charges lorsque l'entretien est effectué.

h) Dépenses de recherche et de développement

Les dépenses de recherche et de développement concernant des dépenses non capitalisables, sur les produits actuels et futurs, sont imputés contre les revenus de l'exercice au cours duquel ils sont encourus.

i) Impôts futurs

La compagnie utilise la méthode des impôts futurs qui requiert l'adoption d'une approche bilan à la comptabilité financière et à la communication de l'information financière. Les passifs et actifs d'impôts futurs sont mesurés annuellement par application des taux d'imposition et des lois fiscales qui sont en vigueur à la date d'établissement du bilan ou ceux pratiquement en vigueur

1. CONVENTIONS COMPTABLES (suite)

j) Constatation des revenus

i) Les revenus provenant de la vente de matériel informatique aux revendeurs et aux utilisateurs, sont comptabilisés lorsque les produits sont livrés.
ii) Les revenus provenant de services, sont comptabilisés selon la méthode linéaire, tel que décrit à la note 1(g).

k) Rémunération à base d'actions

La compagnie offre un régime d'option d'achat d'actions destiné aux employés, tel que décrit à la note 7 (c). L'émission d'options ou de bons de souscriptions à l'intention d'employés, de cadres et d'administrateurs, n'entraîne pas de charges de rémunération. Les produits provenant de la levée de ces options et des bons de souscriptions, sont comptabilisés au capital social dans la période où ils se produisent.

2. PLACEMENTS À COURT TERME

Les placements à court terme sont composés de deux obligations à escompte de la même entité, dont la valeur marchande se rapproche du coût. Ces obligations viennent à échéance en août et septembre 2003 et porte un taux d'interêt moyen effectif de 3,12%.

3. DÉBITEURS

Les débiteurs incluent des comptes à recevoir d'une compagnie affiliée contrôlée indirectement par deux administrateurs pour un montant de 64 000 $ (2002 - 135 000 $).

Les ventes à cette compagnie affiliée effectuées au cours de l'exercice à des prix compétitifs totalisent approximativement 825 000 $ (2002 - 494 000 $)

4. STOCKS

	2003	2002
Les stocks sont composés de:		
Matières premières	**70 889 $**	30 541 $
Produits en cours	**234 370**	197 816
Produits finis	**50 552**	63 361
	355 811 $	291 718 $

5. PRÊT À UN ADMINISTRATEUR

	2003	2002
Un prêt a été consenti à un administrateur en 1988 pour l'acquisition d'une maison. Ce prêt ne porte aucun intérêt et est remboursable sur une période de vingt ans au montant de 5 000 $ par année	**30 000 $**	35 000 $
Moins: Fraction échéant à moins d'un an inclus dans les débiteurs	**5 000**	5 000
	25 000 $	30 000 $

6. IMMOBILISATIONS

	2003	2002
Coût		
Matériel informatique	**534 844 $**	513 045 $
Équipement	**46 511**	37 912
Améliorations locatives	**97 991**	44 276
	679 346	595 233
Amortissement cumulé		
Matériel informatique	**470 841**	440 881
Équipement	**26 330**	20 684
Améliorations locatives	**49 146**	44 276
	546 317	505 841
Valeur comptable nette	**133 029 $**	89 392 $

7. CAPITAL SOCIAL

a) **Capital social**

La compagnie est incorporée selon la loi sur les sociétés par actions.

Le capital social autorisé est composé d'un nombre illimité d'actions ordinaires avec droit de vote et d'un nombre illimité d'actions privilégiées sans droit de vote pouvant être émises en séries.

	2003	2002
Émis:		
3 727 900 actions ordinaires (2002 - 3 661 150)	**1 153 130 $**	4 092 610 $

En juillet 2002, le capital social a été réduit par un transfert au surplus d'apport pour un montant de 3 000 000 $.

b) **Actions ordinaires**

Le sommaire des variations sur les actions ordinaires depuis le 30 juin 2001 est comme suit:

	Nombre d'actions ordinaires	Montant
Solde au 30 juin 2001	**3 632 400**	4 051 640 $
Options exercées	**28 750**	40 970
Solde au 30 juin 2002	**3 661 150**	4,092 610
Options exercées	**66 750**	60 520
Réduction transférée au surplus d'apport	-	(3 000 000)
Solde, à la fin	**3 727 900**	1 153 130 $

7. CAPITAL SOCIAL (suite)

c) **Options**

Un nombre de 340 000 actions ordinaires est réservé en vertu d'un régime d'options d'achat d'actions pour les dirigeants et les employés de la société. De ce nombre, 300 000 ont été octroyées et NIL étaient en circulation au 30 juin 2003. Le nombre d'options a varié comme suit:

	2003		2002	
	Nombre d'options	**Moyenne pondérée du prix d'exercice**	Nombre d'options	Moyenne pondérée du prix d'exercice
Solde, au début	**76 750**	**0,92 $**	105 500	1,06 $
Exercées	**(66 750)**	**0,91**	(28 750)	1,45
Annulées	**(10 000)**	**0,95**	-	-
Solde, à la fin	**-**	**- $**	76 750	0,92 $

8. SURPLUS D'APPORT

	2003	2002
Solde, au début	**58 500 $**	58 500 $
Transfert du capital versé	**3 000 000**	-
Transfert aux bénéfices non répartis	**(2 346 058)**	-
Solde, à la fin	**712 442 $**	58 500 $

9. RECHERCHE ET DÉVELOPPEMENT

Les frais de recherche et de développement présentés aux états financiers ont été réduits de l'aide gouvernementale. Le montant des frais dépensés en recherche et développement, ainsi que l'aide gouvernementale se détaille comme suit:

	2003	**2002**
Montant brut dépensé	**772 164 $**	817 432 $
Moins: crédits d'impôts à l'investissement gagnés et reçus	**464 528**	534 957
Montant net	**307 636 $**	282 475 $

10. IMPÔTS SUR LE REVENU (RECOUVRÉS)

	2003	2002
Les impôts sur le revenu se composent de:		
Charge fiscale aux taux prévus par la loi	**624 000 $**	462 000 $
Crédit au titre des bénéfices de fabrication et de transformation	**(51 000)**	(54 600)
Impôts réels avant le suivant:	**573 000**	407 400
Impôts futurs	**73 000**	(106 100)
IMPÔTS NETS DE L'EXERCICE	**646 000 $**	301 300 $

11. REPORTS PROSPECTIFS DE PERTES

a) La société a accumulé des pertes en capital pour fin d'impôt pour un montant approximatif de 96 000 $. Ces pertes peuvent être utilisées indéfiniment contre les gains en capital des années futures. Les avantages fiscaux potentiels de ces pertes en capital n'ont pas été reflétés dans les états financiers.

b) La société dispose de dépenses de recherche et développement aux fins d'impôt sur le revenu fédéral pour un montant approximatif de 529 000 $, lesquelles peuvent être reportées prospectivement et déduites des revenus imposables futurs lorsque gagnés. Les avantages fiscaux potentiels résultants de ces dépenses ont été reflétés dans les états financiers comme impôts futurs.

12. INFORMATION SECTORIELLE ET COMMERCIALE

La société exerce ses activités au Canada dans le secteur de la conception et de la fabrication de matériel informatique et de logiciels.

Les ventes aux clients à l'extérieur du Canada s'élèvent à 2 866 000 $ (2002 - 3 155 000 $). Il n'existe aucun risque de change significatif lié à ces ventes puisqu'elles sont transigées en devises canadiennes.

La plupart des ventes des principales gammes de produits de la société sont effectuées par l'entremise d'un distributeur indépendant. Un montant de 348 000 $ (2002 - 580 000 $) de ces ventes est inclus dans les débiteurs.

13. OBLIGATIONS DÉCOULANT DE CONTRATS DE LOCATION-EXPLOITATION

Le total des loyers minimums futurs en vertu de contrats de location-exploitation est comme suit:

2004	63 000 $
2005	63 000
2006	65 000
2007	66 000
	257 000 $

14. ÉVENTUALITÉ

La société est impliquée dans différentes réclamations dans le cours normal des affaires. La direction analyse régulièrement la situation des litiges et révise, au besoin, tout montant probable à payer en règlement de ces litiges. Le résultat de ces poursuites ne peut être déterminé avec certitude, la direction croit qu'il ne peut affecter de façon matérielle la situation financière, les résultats et les flux de trésorerie. Tout réglement éventuel sera comptabilisé comme charge dans l'année où il se produira.

15. BÉNÉFICE PAR ACTION

	2003	2002
Le nombre d'actions utilisé dans le calcul du bénéfice par action est établi comme suit:		
Nombre moyen pondéré d'actions ordinaires dans le calcul du bénéfice par action de base	**3 670 650**	3 646 775
Effet dilutif	**-**	76 750
Nombre dilué moyen pondéré d'actions ordinaires	**3 670 650**	3 723 525

16. CHIFFRES CORRESPONDANTS

Certains chiffres des états financiers de l'exercice 2002 ont été reclassés pour en rendre la présentation conforme à celle adoptée en 2003.

NOTES

Les Industries
PROMATEK
Industries Ltée/Ltd.

PROMATEK INDUSTRIES LTD.

NOTICE OF AN ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an Annual Meeting of Shareholders of PROMATEK INDUSTRIES LTD. (the "**Corporation**") will be held at the Ruby Foos Hotel, Hong Kong Room, 7655 Decarie Blvd., Montreal, Quebec, on Wednesday, December 17, 2003, at 4:30 P.M., for the following purposes:

(a) receiving and considering the consolidated financial statements of the Corporation for the financial year ended June 30, 2003 and the auditors' report thereon;

(b) electing directors for the ensuing year;

(c) appointing the auditors for the ensuing year and authorizing the directors to fix their remuneration; and

(d) transacting such other business as may properly be brought before the meeting or any adjournment thereof.

A copy of the Management Proxy Circular and a Form of Proxy for the meeting accompanies this notice.

By order of the Board of Directors,

(signed) Mark Levine, P. Eng

President, Secretary and Treasurer

Montreal, Quebec, November 4, 2003

If you cannot attend the meeting in person, please sign, date and return the enclosed Form of Proxy in the envelope provided for that purpose to the transfer agent of the Corporation, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.


Les Industries
PROMATEK
Industries Ltée/Ltd.

PROMATEK INDUSTRIES LTD.

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation by the management of PROMATEK INDUSTRIES LTD. (the "Corporation") of proxies to be used at the Annual Meeting of Shareholders of the Corporation to be held at the time and place and for the purposes set forth in the enclosed Notice of Meeting and at any adjournment thereof. The solicitation will be primarily by mail but proxies may also be solicited personally or by telephone, electronic mail or telecopier by directors, officers or regular employees of the Corporation. The cost of solicitation by management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are directors of the Corporation. **A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by striking out the names designated in the accompanying Form of Proxy and inserting such other person's name in the space provided or by completing another appropriate form of proxy** and, in either case, by delivering the completed proxy or proxies to the Secretary of the Corporation or its transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it by instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or representative duly authorized in writing, and deposited with the Secretary of the Corporation or its transfer agent, Computershare Trust Company of Canada, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting prior to the commencement of the meeting or any adjournment thereof.

VOTING OF PROXIES

The shares in respect of which the persons named in the enclosed Form of Proxy are appointed proxy will be voted or withheld from voting, on any ballot, in accordance with the instructions received and, where a choice is specified, will be voted accordingly. **In the absence of such instructions, such shares will be voted FOR each of the matters to be presented at the meeting to the shareholders of the Corporation for consideration as set forth in the enclosed Notice of Meeting.**

The enclosed Form of Proxy confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly be brought before the meeting. At the date of this Management Proxy Circular, management is not aware of any such amendment, variation or other matter to be presented for action at the meeting. **If such amendments, variations or other business are properly presented for action at the meeting, or any adjournment thereof, the shares represented in the Form of Proxy will be voted at the proxyholder's discretion.**

VOTING RIGHTS, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at October 20, 2003, 3,727,900 common shares in the share capital of the Corporation ("**Common Shares**") were outstanding.

Each holder of Common Shares is entitled to one vote at the meeting or any adjournment thereof for each Common Share registered in the holder's name on November 7, 2003. A list of shareholders entitled to vote at the meeting will be available for inspection on and after November 14, 2003 during usual business hours at the offices of the Corporation's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, and will also be available for inspection at the meeting.

As at October 20, 2003, to the knowledge of the directors and officers of the Corporation, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to the outstanding shares of the Corporation:

Name of Shareholder	Number of Common Shares Held	Percentage of Outstanding Common Shares
9086-2301 Quebec Inc.(1)	1,050,000	28.17%
146567 Canada Inc.(2)	940,356	25.22%

(1) 9086-2301 Quebec Inc. is controlled by Mark Levine, the President, Secretary and Treasurer of the Corporation. Mark Levine directly and indirectly owns an additional 28,000 Common Shares.

(2) 146567 Canada Inc. is indirectly controlled by Arthur Levine, the Chairman and Chief Executive Officer of the Corporation. Arthur Levine directly and indirectly owns an additional 42,801 Common Shares.

As at October 20, 2003, as a group, the directors and officers of the Corporation beneficially owned, directly or indirectly, an aggregate of 2,064,657 (55.38%) Common Shares.

Unless otherwise specified herein, all matters to be presented to shareholders for approval at the meeting require the affirmative vote of the majority of the votes cast at the meeting on such matter.

ELECTION OF DIRECTORS

Five directors will be elected at the meeting to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed. **Except where authority to vote on the election of directors is withheld, the persons named in the enclosed Form of Proxy intend to vote FOR the election of the nominees whose names follow.** In the event that, prior to the meeting, any vacancies occur in the slate of nominees submitted herein, it is intended that the discretionary power granted by the Form of Proxy shall be used by the persons named in the enclosed Form of Proxy to vote at their discretion for any other person or persons as directors. Management is not aware that any of such nominees would be unwilling or unable to serve as director if elected.

The following table sets forth the names of all the persons proposed to be nominated for election as directors, their positions with the Corporation, their present principal occupations, the years in which they became directors of the Corporation and the number of Common Shares which they beneficially own or over which they exercise control as at October 20, 2003:

Name	Position with the Corporation	Principal Occupation	Director Since	Common Shares Beneficially Owned or Over Which Control is Exercised
ARTHUR LEVINE Côte St. Luc, Quebec	Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer of the Corporation	May 26, 1978	983,157[(1)]
MARK LEVINE Côte St. Luc, Quebec	Director and President, Secretary and Treasurer	President, Secretary and Treasurer of the Corporation	September 24, 2002	1,078,000[(2)]
JOHN BURROWS[(3)] Pierrefonds, Quebec	Director	Engineering Consultant	December 13, 2000	2,000
ROBERT ELMAN[(3)] Montreal, Quebec	Director	Financial Advisor with Scotia McLeod (an investment dealer)	September 24, 2002	-
DAVID ROCKMAN[(3)] Montreal, Quebec	Director	President of D.H.R. & Associates (a management consulting firm)	December 15,1994	1,500

(1) 940,356 of these Common Shares are held through 146567 Canada Inc., a company indirectly controlled by Arthur Levine. Arthur Levine directly and indirectly owns an additional 42,801 Common Shares.

(2) 1,050,000 of these Common Shares are held through 9086-2301 Quebec Inc., a company controlled by Mark Levine. Mark Levine directly and indirectly owns an additional 28,000 Common Shares.

(3) Member of the Audit Committee and of the Compensation Committee.

The information as to the number of Common Shares beneficially owned or over which control is exercised, not being within the knowledge of the Corporation, has been provided by each nominee.

During the last five years, all of the directors have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their names or with related or affiliated companies, except for John Burrows, who prior to 1999 was the Chief Engineer of Phoenix International Life Science Inc., a drug testing company.

APPOINTMENT OF AUDITORS

Schlesinger Newman Goldman, Chartered Accountants, will be nominated for appointment as the Corporation's auditors to hold office until the next annual meeting of shareholders at such remuneration as may be fixed by the directors of the Corporation. These will be new auditors who, if appointed, will replace Levy Pilotte, Chartered Accountants, who have acted as such since 1997. Schedule "A" to this Management Proxy Circular includes copies of the Notice of Change of Auditors, the letters of Levy Pilotte and Schlesinger Newman Goldman, respectively, and of the confirmation of the Corporation as required by National Policy No. 31 issued by the Canadian Securities Administrators.

Unless otherwise advised, the shares represented in the Form of Proxy will be voted FOR the appointment of Schlesinger Newman Goldman, Chartered Accountants, as auditors of the Corporation at the meeting and to authorize the directors to fix their remuneration.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

As at October 20, 2003, the Corporation had a trade receivable in the amount of $57,931.68 owing to it from Copitrak International Inc., a company controlled by Arthur Levine and Mark Levine, two directors and officers of the Corporation.

DIRECTORS' COMPENSATION

Each director who is also an officer of the Corporation is entitled to receive a fee of $350 for each meeting of the Board of Directors attended, and each director who is not an officer of the Corporation is entitled to receive a fee of $500 for each meeting of the Board of Directors attended.

EXECUTIVE COMPENSATION

Cash Remuneration

The aggregate cash remuneration paid or to be paid by the Corporation to the three senior executives who rendered services to the Corporation during the financial year ended June 30, 2003, or any portion thereof, was $559,860.

The table below details compensation information for the financial year ended June 30, 2003 and, where applicable, the two previous financial years for the current and former Chief Executive Officers of the Corporation and for the other most highly compensated executive officer of the Corporation (as defined under applicable securities legislation) (collectively, the "**named executive officers**"), measured by base salary and incentive bonuses during such period.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Annual Compensation				Long-Term Compensation Awards	All Other Compensation ($)
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	
ARTHUR LEVINE [1]	2003	250,000	14,000	-	-	-
Chairman of the Board	2002	233,654	35,000	-	-	-
and Chief Executive Officer	2001	225,961	72,494	-	-	-
HARVEY KOFSKY [2]	2003	57,860	-	-	-	-
Former President and	2002	240,344	-	-	-	200,000 [4]
Chief Executive Officer	2001	241,573	72,494	-	-	-
MARK LEVINE [3]	2003	200,000	38,000	-	-	-
President, Secretary and Treasurer						

(1) Arthur Levine assumed the positions of Chairman and Chief Executive Officer of the Corporation in September 2002. Prior to such time, he was the Executive Vice-president and Secretary-Treasurer of the Corporation.

(2) Harvey Kofsky resigned as the President and Chief Executive Officer of the Corporation in September 2002.

(3) Mark Levine assumed the positions of President, Secretary and Treasurer of the Corporation in September 2002. Prior to such time, he was the Vice-President, Product Development of the Corporation.

(4) This amount represents a severance payment made to Harvey Kofsky in connection with his resignation as the President and Chief Executive Officer of the Corporation.

Share Option Plan

The Corporation has in place a share option plan (the "**Option Plan**") for the benefit of certain executives and key employees as designated from time to time by the Board of Directors of the Corporation, so as to encourage them to promote the business and affairs of the Corporation to the best of their ability. Under the Option Plan, beneficiaries are granted, by means of share options, the right to purchase Common Shares for cash. The exercise price of the options granted pursuant to the Option Plan cannot be less than the market price of the Common Shares at the close of business on the day prior to the date of granting the options.

The Option Plan provides that the total number of Common Shares which may be issued thereunder may not exceed 340,000 Common Shares, of which 300,000 have already been issued. Currently, no options are outstanding.

No share options were granted to the named executive officers under the Option Plan during the financial year ended June 30, 2003.

The table below sets forth information regarding exercises of share options by the named executive officers during the financial year ended June 30, 2003 and the financial year-end value of unexercised share options held by them.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at June 30, 2003 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at June 30, 2003[(1)] ($) Exercisable/ Unexercisable
ARTHUR LEVINE	21,750	36,975	- / -	- / -
HARVEY KOFSKY	-	-	- / -	- / -
MARK LEVINE	38,000	19,380	- / -	- / -

(1) Based on the closing price of the Common Shares on The Toronto Stock Exchange on June 30, 2003 of $3.65.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The aggregate amount of indebtedness to the Corporation as of the date hereof of all present and former directors, officers and employees of the Corporation is $25,000.

The following directors, executive officers and senior officers of the Corporation are indebted to the Corporation in the amounts indicated below.

Table of Indebtedness of Directors, Executive Officers and Senior Officers

Name and Principal Position	Involvement of *Issuer or* Subsidiary	Largest Amount Outstanding During the Financial Year *ended June 30, 2003* ($)	Amount Outstanding as at October 20, 2003 ($)
ARTHUR LEVINE Chairman of the Board and Chief Executive Officer	Lender	30,000	25,000

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains insurance for liability of its directors and officers arising out of the performance of their duties. The total amount of such insurance maintained is $2,000,000 at a cost of $21,276 per annum, excluding taxes. Under this insurance policy, the Corporation's maximum possible liability beyond the payment of premiums is $25,000 for any particular claim.

REPORT ON CORPORATE GOVERNANCE

The Toronto Stock Exchange provides a series of guidelines (the "**Guidelines**") for effective corporate governance as a requirement for all listed companies incorporated in Canada. The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Although there is no requirement that the Corporation comply with the

Guidelines, the Corporation considers the Guidelines to be helpful in monitoring the effectiveness and the evolution of its corporate governance. The Corporation's current corporate governance practices are designed to reflect fairly the interests and composition of its shareholders and the size and complexity of its operations.

The Guidelines require disclosure in this Management Proxy Circular of the Corporation's system of corporate governance with reference to the Guidelines. The following statement of the Corporation's governance practices responds to this requirement.

Corporate governance issues are discussed jointly among the Board, the Chairman and the President of the Corporation.

The Board is responsible for the policy direction of the Corporation through consultation with management and generally oversees the business affairs of the Corporation. The Board meets five times during the year to review regular ongoing business of the Corporation. The Board also convenes at times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to wait for a regularly scheduled Board meeting.

There is no specific mandate for the Board, since the Board has the statutory obligation to manage the business and affairs of the Corporation. Any responsibility which is not delegated to senior management or a Board committee remains with the full Board. The President's and management's mandate from the Board is formalized in the Board's approval of management's goals and objectives as presented on an ongoing basis to the Board.

It is the Corporation's policy to keep the size of its Board relatively small in order to maintain its efficiency and effectiveness. The Board is comprised of five directors, two of whom are related directors and three of whom are unrelated directors. Messrs. Arthur Levine and Mark Levine are related directors due to their positions as Chairman and Chief Executive Officer and as President, Secretary and Treasurer, respectively. Messrs. John Burrows, Robert Elman and David Rockman are unrelated directors who do not hold office with the Corporation and are not subject to any influence by the Corporation. While the Chairman is also the Chief Executive Officer of the Corporation, the Board has the ability to meet independently without management, if required. Moreover, individual directors are permitted to engage outside advisors with the authorization of the Chairman of the Board.

On an ongoing basis, the Board and senior management of the Corporation review, assess and adjust, as appropriate, the strategic direction of the Corporation, set goals and objectives and determine the best use of corporate capital and resources. The principal risks to the Corporation of various strategic decisions are identified and addressed and monitored by the Board through updates at regular Board meetings.

The Board reviews the performance of senior management of the Corporation on a regular basis through its regular contact with the management team during the Corporation's Board meetings. In addition, the Compensation Committee of the Board, which is comprised of the outside, unrelated members of the Board, being Messrs. John Burrows, Robert Elman and David Rockman, oversees the performance of the senior management of the Corporation as part of its compensation review process.

The Board has delegated the communications policy of the Corporation to senior management. Shareholder communications are handled by the Chief Executive Officer.

Management is responsible for the maintenance of internal controls and management information systems. The Corporation's internal controls are monitored on an annual basis by the Audit Committee, which is comprised of Messrs. John Burrows, Robert Elman and David Rockman, all of whom are outside, unrelated directors. The Audit Committee also monitors audit functions and the preparation of the Corporation's annual financial statements and meets with outside auditors.

GENERAL

Management knows of no matters to come before the meeting other than the matters referred to in the Notice of Meeting. **If any amendments or variations to matters identified in the Notice of Meeting or other matters are brought before the meeting, the persons named in the accompanying Form of Proxy will vote on such amendments, variations or other matters in accordance with their best judgement.**

SHAREHOLDER PROPOSALS

Pursuant to the *Canada Business Corporations Act*, shareholders wishing to submit to the Corporation a proposal for consideration at the Corporation's next annual meeting must do so by no later than July 30, 2004.

DIRECTORS' APPROVAL

The Board of Directors of the Corporation has approved the contents of this Management Proxy Circular and the sending of it to each shareholder entitled to receive the Notice of the Meeting, to each director and to the auditors of the Corporation.

(signed) Mark Levine, P. Eng.

President, Secretary and Treasurer

Montreal, Quebec, November 4, 2003

SCHEDULE "A"

NOTICE OF CHANGE OF AUDITOR

1. Promatek Industries Ltd. (the "**Corporation**") is a reporting issuer in the provinces of Quebec, Ontario and Alberta and is subject to the terms of National Policy Statement No. 31 issued by the Canadian Securities Administrators (the "**Policy**").

2. Management of the Corporation will recommend the appointment of Schlesinger Newman Goldman, Chartered Accountants, as auditors of the Corporation at the annual meeting of shareholders of the Corporation scheduled to be held on December 17, 2003.

3. The firm Levy Pilotte, Chartered Accountants, has acted as the Corporation's auditors since 1997 and, if management's recommendation is adopted, Levy Pilotte's appointment as auditors of the Corporation will expire at the end of the aforementioned annual meeting of the shareholders of the Corporation.

4. There were no reservations in Levy Pilotte's reports for the two most recently completed financial years ended June 30, 2002 and June 30, 2003, respectively, and no audit report was issued by them in respect of any financial period subsequent to the last aforementioned date.

5. This recommendation to change auditors as set forth above has been approved by the audit committee and the board of directors of the Corporation on October 30, 2003. In the opinion of the Corporation, there have been no reportable events (as defined in the Policy), including disagreements, unresolved issues or consultations, in connection with the audit of the two most recent financial years of the Corporation.

November 4, 2003

PROMATEK INDUSTRIES LTD.

Per: *(signed: "Mark Levine")*
Mark Levine
President, Secretary and Treasurer

LETTER OF THE FORMER AUDITOR

TO: *Commission des valeurs mobilières du Québec*
Ontario Securities Commission
Alberta Securities Commission

We refer to the Notice of Change of Auditor dated November 4, 2003 issued by Promatek Industries Ltd. and are in agreement with the statements contained therein.

Montreal, Quebec

November 4, 2003

(signed: "Levy Pilotte")
LEVY PILOTTE, Chartered Accountants

LETTER OF THE SUCCESSOR AUDITOR

TO: *Commission des valeurs mobilières du Québec*
Ontario Securities Commission
Alberta Securities Commission

We refer to the Notice of Change of Auditor dated November 4, 2003 issued by Promatek Industries Ltd. and are in agreement with the statements contained therein.

Montreal, Quebec

November 4, 2003

(signed: "Schlesinger Newman Goldman")
SCHLESINGER NEWMAN GOLDMAN, Chartered Accountants

CONFIRMATION

I, the undersigned, Mark Levine, President, Secretary and Treasurer of Promatek Industries Ltd. (the "**Corporation**") confirm that, pursuant to National Policy Statement No. 31 issued by the Canadian Securities Administrators, the audit committee and the board of directors of the Corporation have reviewed the documents contained in this reporting package, being (i) the Notice of Change of Auditor, (ii) the letter from the former auditor and (iii) the letter from the successor auditor.

Montreal, Quebec

November 4, 2003

(signed: "Mark Levine")
MARK LEVINE
President, Secretary and Treasurer


Les Industries
PROMATEK
Industries Ltée/Ltd.

LES INDUSTRIES PROMATEK LTÉE

AVIS DE CONVOCATION À UNE ASSEMBLÉE ANNUELLE DES ACTIONNAIRES

AVIS EST PAR LES PRÉSENTES DONNÉ qu'une assemblée annuelle des actionnaires de LES INDUSTRIES PROMATEK LTÉE (la « **Société** ») sera tenue au salon Hong Kong de l'hôtel Ruby Foos, situé au 7655, boul. Décarie, Montréal (Québec), le mercredi 17 décembre 2003 à 16 h 30 aux fins suivantes :

a) recevoir et étudier les états financiers consolidés de la Société pour l'exercice terminé le 30 juin 2003 de même que le rapport des vérificateurs y afférent;

b) élire les administrateurs pour le prochain exercice;

c) nommer les vérificateurs pour le prochain exercice et autoriser les administrateurs à établir la rémunération des vérificateurs;

d) traiter de toute autre question pouvant être dûment soumise à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement.

Une copie de la circulaire d'information et du formulaire de procuration destinés à l'assemblée accompagnent le présent avis.

Par ordre du conseil d'administration,

(*signé) Mark Levine, ing.*

Président, secrétaire et trésorier

Montréal (Québec), le 4 novembre 2003

Si vous ne pouvez assister à l'assemblée, veuillez signer et dater la procuration ci-jointe et la retourner dans l'enveloppe fournie à cet effet à l'agent des transferts de la Société, Société de fiducie Computershare du Canada, au 100, University Avenue, 9e étage, Toronto (Ontario), M5J 2Y1, au plus tard 48 heures (sans compter les samedis, les dimanches ni les congés) avant l'heure de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement.


Les Industries
PROMATEK
Industries Ltée/Ltd

LES INDUSTRIES PROMATEK LTÉE

CIRCULAIRE D'INFORMATION

SOLLICITATION DE PROCURATIONS

La présente circulaire d'information est remise relativement à la sollicitation, par la direction de LES INDUSTRIES PROMATEK LTÉE (la « Société »), de procurations destinées à l'assemblée annuelle des actionnaires de la Société devant être tenue à l'heure, à l'endroit et aux fins mentionnés dans l'avis de convocation ci-joint et à toute reprise de celle-ci en cas d'ajournement. La sollicitation se fera surtout par la poste, mais aussi en personne ou par téléphone, courriel ou télécopieur, par les administrateurs, les dirigeants et les employés réguliers de la Société. Les frais de sollicitation seront payés par la Société.

NOMINATION ET RÉVOCATION DES FONDÉS DE POUVOIR

Les personnes nommées dans la procuration ci-jointe sont des administrateurs de la Société. **L'actionnaire qui souhaite nommer une autre personne (qui ne doit pas nécessairement être un actionnaire) pour le représenter à l'assemblée peut le faire en rayant les noms inscrits sur la procuration ci-jointe et en indiquant celui de la personne de son choix dans l'espace prévu à cet effet, ou en remplissant une autre procuration**, et, dans tous les cas, en remettant la ou les procurations remplies au secrétaire de la Société ou à son agent des transferts, Société de fiducie Computershare du Canada, au 100, University Avenue, 9e étage, Toronto (Ontario), M5J 2Y1, au plus tard 48 heures (sans compter les samedis, les dimanches ni les congés) avant l'heure de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement.

Outre les modes de révocation prévus par la loi, l'actionnaire ayant accordé une procuration peut la révoquer à l'aide d'un document écrit signé par lui ou par un mandataire dûment autorisé par écrit ou, si l'actionnaire est une société, par un dirigeant ou un mandataire dûment autorisé par écrit. Ce document doit être remis au secrétaire de la Société ou à son agent des transferts, Société de fiducie Computershare du Canada, au plus tard le dernier jour ouvrable précédant la date de l'assemblée (ou de toute reprise de celle-ci en cas d'ajournement) où doit être utilisée la procuration, ou auprès du président de l'assemblée avant le début de celle-ci ou de toute reprise de celle-ci en cas d'ajournement.

EXERCICE DES DROITS DE VOTE AU TITRE DES PROCURATIONS

À l'assemblée, les fondés de pouvoir nommés dans le formulaire de procuration ci-joint exerceront les droits de vote afférents aux actions de l'actionnaire conformément aux instructions qu'ils ont reçues de ce dernier. **En l'absence de telles instructions, les droits de vote afférents aux actions seront exercés EN FAVEUR de toutes les questions devant être soumises à l'assemblée de la Société pour examen, telles qu'elles figurent dans l'avis de convocation ci-joint.**

Le formulaire de procuration ci-joint confère aux personnes qui y sont nommées le droit de se prononcer à leur discrétion sur toute modification apportée aux questions figurant sur l'avis de convocation et toute autre question pouvant être dûment soumise à l'assemblée. En date de la présente circulaire d'information, la direction n'a connaissance d'aucune modification ni question de ce genre. **Toutefois, si une telle modification ou une telle question était dûment soumise à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement pour qu'il y soit donné suite, les droits de vote afférents aux actions représentées par la procuration seront exercés au gré du porteur de la procuration.**

DROITS DE VOTE, ACTIONS AVEC DROIT DE VOTE ET PRINCIPAUX PORTEURS DE CES ACTIONS

Au 20 octobre 2003, 3 727 900 actions ordinaires du capital-actions de la Société (les « **actions ordinaires** ») étaient en circulation.

Chaque porteur d'actions ordinaires dispose d'un droit de vote à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement pour chacune de ses actions immatriculées au nom du porteur au 7 novembre 2003. La liste des actionnaires ayant droit de vote à l'assemblée sera disponible pour examen à l'assemblée, mais aussi à partir du 14 novembre 2003 durant les heures normales de bureau, aux locaux de l'agent des transferts de la Société, Société de fiducie Computershare du Canada, au 100, University Avenue, 9e étage, Toronto (Ontario), M5J 2Y1.

Au 20 octobre 2003, à la connaissance des administrateurs et des dirigeants de la Société, les personnes suivantes étaient les seules qui détenaient en propriété effective, directement ou indirectement, des actions représentant plus de 10 % des droits de vote afférents aux actions en circulation de la Société ou qui exerçaient une emprise sur des actions représentant plus de 10 % de ces droits de vote.

Actionnaire	Nombre d'actions ordinaire détenues	Pourcentage d'actions ordinaires en circulation
9086-2301 Québec Inc.[1)]	1 050 000	28,17 %
146567 Canada Inc.[2)]	940 356	25,22 %

1) 9086-2301 Québec Inc. est contrôlée par Mark Levine, président, secrétaire et trésorier de la Société. Mark Levine détient directement et indirectement 28 000 actions ordinaires supplémentaires.

2) 146567 Canada Inc. est indirectement contrôlée par Arthur Levine, président du conseil et chef de la direction de la Société. Arthur Levine détient directement et indirectement 42 801 actions ordinaires supplémentaires.

Au 20 octobre 2003, en tant que groupe, les administrateurs et les dirigeants de la Société détenaient en propriété effective, directement ou indirectement, un total de 2 064 657 (soit 55,38 %) actions ordinaires.

Sauf indication contraire aux présentes, toutes les questions devant être soumises aux actionnaires à l'assemblée doivent, pour être approuvées, recevoir l'appui de la majorité des voix exprimées à l'assemblée sur cette question.

ÉLECTION DES ADMINISTRATEURS

Cinq administrateurs seront élus à l'assemblée pour un mandat qui se terminera à la prochaine assemblée annuelle des actionnaires ou lorsque leurs successeurs seront dûment élus ou nommés. **À moins qu'il ne leur soit donné instructions de s'abstenir de voter à cet égard,**

les personnes nommées dans le formulaire de procuration ci-joint entendent voter EN FAVEUR des candidats dont le nom figure ci-après. Si, avant l'assemblée, une vacance survient dans la liste des candidats présentés ici, il est entendu que la personne nommée dans le formulaire de procuration ci-joint aura le pouvoir de voter à son gré en faveur d'un autre candidat au poste d'administrateur. La direction prévoit que tous les candidats accepteront le poste d'administrateur s'ils sont élus et qu'ils seront en mesure de servir à ce titre.

Le tableau suivant présente les noms de tous les candidats aux postes d'administrateurs, les postes qu'ils occupent au sein de la Société, leurs fonctions principales actuelles, l'année de leur nomination à titre d'administrateur de la Société et le nombre d'actions ordinaires qu'ils détiennent en propriété effective ou sur lesquelles ils exercent une emprise au 20 octobre 2003 :

Nom	Poste au sein de la Société	Fonctions principales	Administrateur depuis	Actions ordinaires détenues en propriété effective ou sous emprise
ARTHUR LEVINE Côte St-Luc (Québec)	Président du conseil et chef de la direction	Président du conseil et chef de la direction de la Société	26 mai 1978	983 157[1]
MARK LEVINE Côte St-Luc (Québec)	Administrateur et président, secrétaire et trésorier	Président, secrétaire et trésorier de la Société	24 septembre 2002	1 078 000[2]
JOHN BURROWS[3] Pierrefonds (Québec)	Administrateur	Ingénieur-conseil	13 décembre 2000	2 000
ROBERT ELMAN[3] Montréal (Québec)	Administrateur	Conseiller financier, Scotia McLeod (courtier en valeurs mobilières)	24 septembre 2002	-
DAVID ROCKMAN[3] Montréal (Québec)	Administrateur	Président, D.H.R. & Associates (société de conseil en gestion)	15 décembre 1994	1 500

1) 940 356 de ces actions ordinaires sont détenues par l'entremise de 146567 Canada Inc., société indirectement contrôlée par Arthur Levine. Arthur Levine détient directement et indirectement 42 801 actions ordinaires supplémentaires.

2) 1 050 000 de ces actions ordinaires sont détenues par l'entremise de 9086-2301 Québec Inc., société contrôlée par Mark Levine. Mark Levine détient directement et indirectement 28 000 actions ordinaires supplémentaires.

3) Membre du comité de vérification et du comité de rémunération.

Comme les données relatives au nombre d'actions ordinaires détenues en propriété effective ou sur lesquelles une emprise est exercée ne sont pas connues de la Société, elles ont été fournies par les candidats.

Au cours des cinq dernières années, tous les administrateurs ont exercé leurs fonctions principales actuelles ou occupé des postes de direction auprès des sociétés indiquées ou de sociétés qui leurs sont affiliées ou apparentées, sauf John Burrows, qui, avant 1999, était ingénieur en chef chez Phoenix International Life Science Inc., société d'analyse de médicaments.

NOMINATION DES VÉRIFICATEURS

Schlesinger Newman Goldman, comptables agréés, seront nommés à titre de vérificateurs de la Société jusqu'à la prochaine assemblée annuelle. La rémunération des vérificateurs sera fixée par les administrateurs de la Société. Si les services de cette firme étaient retenus, elle remplacerait Levy Pilotte, comptables agréés, vérificateurs de la Société depuis 1997. L'annexe A des présentes comprend une copie de l'avis de changement de vérificateurs et des lettres de Levy Pilotte et de Schlesinger Newman Goldman, comme l'exige l'Instruction générale n° 31 des Autorités canadiennes en valeurs mobilières.

Sauf indication contraire, les droits de vote afférents aux actions visées par la procuration seront exercés EN FAVEUR de la nomination de Schlesinger Newman Goldman, comptables agréés, à titre de vérificateurs de la Société au moment de l'assemblée et EN FAVEUR de l'établissement par les administrateurs de la rémunération des vérificateurs.

INTÉRÊTS D'INITIÉS DANS DES TRANSACTIONS IMPORTANTES

Au 20 octobre 2003, la Société avait une créance clients de 57 931,68 $ de Copitrak International Inc., société contrôlée par Arthur Levine et Mark Levine, deux administrateurs et dirigeants de la Société.

RÉMUNÉRATION DES ADMINISTRATEURS

L'administrateur qui est aussi un dirigeant de la Société touche 350 $ pour chaque réunion du conseil à laquelle il participe, et l'administrateur qui n'est pas un dirigeant de la Société touche 500 $ pour chaque réunion du conseil à laquelle il participe.

RÉMUNÉRATION DE LA DIRECTION

Rémunération au comptant

La rémunération au comptant totale versée ou devant être versée à la Société aux trois hauts dirigeants qui ont rendu des services à la Société durant l'exercice terminé le 30 juin 2003, ou durant une partie de celui-ci, s'est élevée à 559 860 $.

Le tableau ci-dessous contient les renseignements relatifs à la rémunération pour l'exercice terminé le 30 juin 2003 et, le cas échéant, les deux exercices précédents, pour l'actuel et l'ancien chefs de la direction de la Société et le haut dirigeant le mieux rémunéré de la Société (au sens des lois sur les valeurs mobilières applicables) (ensemble les « **hauts dirigeants nommés** »), exprimée en salaire de base et en primes incitatives.

TABLEAU DE LA RÉMUNÉRATION

Nom et poste principal		Rémunération annuelle			Rémunération à long terme	Autre rémunération ($)
	Exercice	Salaire ($)	Primes ($)	Autre rémunération annuelle ($)	Octrois Titres visés par des options ou des DPA octroyés (Nbre)	
ARTHUR LEVINE[1]	2003	250 000	14 000	-	-	-
Président du	2002	233 654	35 000	-	-	-
conseil et chef de	2001	225 961	72 494	-	-	-
la direction						
HARVEY KOFSKY[2]	2003	57 860	-	-	-	-
Ancien président	2002	240 344	-	-	-	200 000[4]
et chef de la	2001	241 573	72 494	-	-	-
direction						
MARK LEVINE[3]	2003	200 000	38 000	-	-	-
Président, secrétaire et trésorier						

1) Arthur Levine occupe les fonctions de président du conseil et de chef de la direction de la Société depuis septembre 2002. Auparavant, il était vice-président directeur et secrétaire-trésorier de la Société.

2) Harvey Kofsky a démissionné de son poste de président et chef de la direction de la Société en septembre 2002.

3) Mark Levine occupe les fonctions de président, de secrétaire et de trésorier de la Société depuis septembre 2002. Auparavant, il était vice-président, Développement de produits, de la Société.

4) Ce montant représente une indemnité de départ versée à Harvey Kofsky relativement à sa démission du poste de président et chef de la direction de la Société.

Régime d'options d'achat d'actions

La Société a établi un régime d'options d'achat d'actions (le « **régime d'options** ») pour certains de ses dirigeants et employés clés déterminés de temps à autre par son conseil d'administration, afin de les encourager à promouvoir de leur mieux ses activités. Aux termes de ce régime, les bénéficiaires se voient octroyer, par le biais d'options d'achat d'actions, le droit d'acquérir au comptant des actions ordinaires. Le prix de levée des options octroyées dans le cadre du régime d'options ne peut être inférieur au cours des actions ordinaires sur le marché à la fermeture des bureaux le jour précédant la date de l'octroi des options.

Le nombre total d'actions ordinaires pouvant être émises dans le cadre du régime d'options ne peut excéder 340 000, et, de ce nombre, 300 000 l'ont déjà été. Il n'y a actuellement aucune option en vigueur.

Aucune option n'a été octroyée aux hauts dirigeants nommés dans le cadre du régime d'options au cours de l'exercice terminé le 30 juin 2003.

Le tableau ci-dessous contient des renseignements sur la levée d'options d'achat d'actions par les hauts dirigeants nommés durant l'exercice terminé le 30 juin 2003 et la valeur financière de fin d'année des options d'achat d'actions non levées détenues par ces hauts dirigeants.

NOMBRE TOTAL D'OPTIONS OU DE DAP EXERCÉS DURANT LE DERNIER EXERCICE FINANCIER ET VALEUR FINANCIÈRE DE FIN D'ANNÉE DES OPTIONS ET DES DAP

Nom	Nombre de titres acquis à l'exercice	Valeur totale réalisée ($)	Nombre des options ou des DAP non exercés au 30 juin 2003 Exerçables/ Non exerçables	Valeur des options et des DAP en jeu non exercés au 30 juin 2003[1] Exerçables/ Non exerçables
ARTHUR LEVINE	21 750	36 975	-/-	-/-
HARVEY KOFSKY	-	-	-/-	-/-
MARK LEVINE	38 000	19 380	-/-	-/-

1) Selon le cours de clôture des actions ordinaires à la Bourse de Toronto le 30 juin 2003, qui était de 3,65 $.

ENDETTEMENT DES ADMINISTRATEURS, DES DIRIGEANTS ET DES HAUTS DIRIGEANTS

En date des présentes, la dette totale envers la Société de tous ses administrateurs, dirigeants et employés anciens et actuels s'élève à 25 000 $.

Les administrateurs, dirigeants et hauts dirigeants de la Société suivants sont endettés envers celle-ci tel qu'il est indiqué dans le tableau ci-dessous :

Tableau de l'endettement des administrateurs, dirigeants et hauts dirigeants

Nom et poste principal	Engagement de l'émetteur ou de la filiale	Encours le plus élevé durant l'exercice terminé le 30 juin 2003 ($)	Encours au 20 octobre 2003 ($)
ARTHUR LEVINE Président du conseil et chef de la direction	Prêteur	30 000	25 000

ASSURANCE RESPONSABILITÉ DES ADMINISTRATEURS ET DES DIRIGEANTS

La Société maintient une assurance responsabilité pour ses administrateurs et dirigeants dans le cadre de l'exécution de leurs taches. Le montant total de cette assurance est de 2 000 000 $, pour un coût annuel de 21 276 $, à l'exclusion des taxes. En vertu de cette police, la responsabilité maximale de la Société outre le paiement des primes est de 25 000 $ par réclamation.

RAPPORT SUR LA GOUVERNANCE D'ENTREPRISE

La Bourse de Toronto fournit un ensemble de lignes directrices (les « **lignes directrices** ») en matière de gouvernance d'entreprise auxquelles doivent se conformer les sociétés inscrites en bourse constituées au Canada. Les lignes directrices traitent, entre autres, de la constitution et de l'indépendance des conseils d'administration, du mandat des conseils d'administration et de leurs comités ainsi que de l'efficacité et de la formation des membres du conseil. Bien que la Société ne soit aucunement tenue de se conformer aux lignes directrices, elle considère que celles-ci sont utiles pour juger du degré d'efficacité et d'évolution de sa gouvernance d'entreprise. Les pratiques actuelles de la Société en matière de gouvernance d'entreprise ont été conçues pour refléter fidèlement les intérêts et la composition de son groupe d'actionnaires ainsi que la taille et le degré de complexité de son exploitation.

Les lignes directrices exigent que la présente circulaire d'information fasse état du degré de conformité aux lignes directrices des règles de la Société en matière de gouvernance d'entreprise. La déclaration suivante sur les pratiques de la Société en matière de gouvernance d'entreprise est faite dans ce but.

Les questions de gouvernance d'entreprise font l'objet de discussions entre le conseil d'administration, le président du conseil d'administration et le président de la Société.

Il incombe au conseil de déterminer l'orientation des politiques de la Société de concert avec la direction et de superviser de façon générale les affaires commerciales de la Société. Le conseil se réunit cinq fois par année afin d'examiner les affaires courantes de la Société. Le conseil est aussi quelquefois appelé à se réunir lorsque des questions nécessitant son approbation, et qu'il serait imprudent ou impossible de remettre à la prochaine réunion prévue, sont soulevées.

Comme le conseil a l'obligation statutaire de gérer les affaires de la Société, il n'a aucun mandat spécifique. Toute responsabilité qui n'est pas déléguée à la haute direction ou à un comité du conseil demeure du ressort du conseil dans son ensemble. Le mandat que le président et les dirigeants ont reçu du conseil est confirmé par l'approbation, par le conseil, des objectifs de la direction tels qu'ils lui sont présentés régulièrement.

La Société a comme politique de garder la taille de son conseil relativement modeste afin de maintenir son efficience et son efficacité. Le conseil compte cinq administrateurs, dont deux sont reliés et trois sont indépendants. MM. Arthur Levine et Mark Levine sont des administrateurs reliés compte tenu des postes de président du conseil et chef de la direction et de président, secrétaire et trésorier qu'ils occupent respectivement. MM. John Burrows, Robert Elman et David Rockman sont des administrateurs indépendants qui n'occupent pas de poste au sein de la Société et ne sont aucunement soumis à son influence. Bien que le président du conseil soit aussi le chef de la direction de la Société, le conseil a la capacité de se réunir indépendamment de la direction si nécessaire. De plus, les administrateurs peuvent engager des conseillers de l'extérieur avec l'autorisation du président du conseil d'administration.

De façon régulière, le conseil et la haute direction de la Société examinent, évaluent et ajustent au besoin l'orientation stratégique de la Société, fixent des buts et des objectifs et déterminent la meilleure façon d'utiliser le capital et les ressources de la Société. Les risques principaux que peuvent représenter pour la Société différentes décisions stratégiques sont décrits, abordés et contrôlés par le conseil par des mises à jour effectuées à ses réunions ordinaires.

Le conseil évalue le rendement de la haute direction par les rencontres régulières qu'il a avec les dirigeants durant les réunions du conseil d'administration de la Société. En outre, le comité de la rémunération du conseil, composé de MM. John Burrows, Robert Elman et David Rockman, tous indépendants et de l'extérieur, surveille le rendement des hauts dirigeants de la Société dans le cadre de son processus d'examen de la rémunération.

Le conseil a délégué la politique de communication de la Société à la haute direction. La communication d'information aux actionnaires est effectuée par le chef de la direction.

Il incombe à la direction de veiller au suivi des contrôles internes et des systèmes d'information de gestion. Les contrôles internes de la Société sont vérifiés annuellement par le comité de vérification, composé de MM. John Burrows, Robert Elman et David Rockman, tous trois administrateurs indépendants, de l'extérieur. Le comité de vérification supervise aussi les fonctions de vérification et l'établissement des états financiers annuels de la Société et il rencontre des vérificateurs de l'extérieur.

GÉNÉRALITÉS

À la connaissance de la direction, aucune question autre que celles mentionnées dans l'avis de convocation ne doit être soumise à l'assemblée. **Si une modification à une question mentionnée dans l'avis de convocation ou une autre question est soumise à l'assemblée, les personnes nommées dans la procuration ci-jointe voteront sur cette modification ou sur cette question selon leur jugement.**

PROPOSITIONS DES ACTIONNAIRES

En vertu de la *Loi canadienne sur les sociétés par actions,* les actionnaires qui souhaitent soumettre une proposition à la Société pour examen à sa prochaine assemblée annuelle doivent le faire au plus tard le 30 juillet 2004.

APPROBATION DES ADMINISTRATEURS

Le conseil d'administration de la Société a approuvé le contenu de la présente circulaire d'information et son envoi à tous les actionnaires en droit de recevoir l'avis de convocation, à chaque administrateur et aux vérificateurs de la Société.

(signé) Mark Levine, ing.

Président, secrétaire et trésorier

Montréal (Québec), le 4 novembre 2003

ANNEXE A

AVIS DE CHANGEMENT DE VÉRIFICATEURS

1. Les industries Promatek Ltée (la « **Société** ») est émetteur assujetti dans les provinces du Québec, de l'Ontario et de l'Alberta et elle est soumise aux dispositions de l'Instruction générale n° 31 des Autorités canadiennes en valeurs mobilières (l'« **Instruction** »).

2. La direction de la Société recommandera la nomination de Schlesinger Newman Goldman, comptables agréés, à titre de vérificateurs de la Société à l'assemblée annuelle de la Société devant être tenue le 17 décembre 2003.

3. Levy Pilotte, comptables agréés, étaient, depuis 1997, les vérificateurs de la Société. Si la recommandation de la direction est adoptée, les fonctions de Levy Politte à titre de vérificateurs de la Société prendront fin au terme de l'assemblée annuelle susmentionnée.

4. Levy Pilotte n'a émis aucune réserve dans ses rapports relatifs aux deux derniers exercices de la Société, terminés les 30 juin 2002 et 2003, et elle n'a émis aucun rapport de vérification relatif à toute période suivant le 30 juin 2003.

5. La présente recommandation, qui vise à changer les vérificateurs de la Société tel qu'il est mentionné ci-dessus, a été approuvée par le comité de vérification et le conseil d'administration de la Société le 30 octobre 2003. De l'avis de la Société, aucun événement devant être déclaré (selon les critères prévus dans l'Instruction), y compris les désaccords, les questions non réglées et les consultations, n'a eu lieu relativement à la vérification des deux derniers exercices de la Société.

Le 4 novembre 2003

LES INDUSTRIES PROMATEK LTÉE

(signé) *Mark Levine*
Mark Levine
Président, secrétaire et trésorier

LETTRE DES ANCIENS VÉRIFICATEURS

DESTINATAIRES : Commission des valeurs mobilières du Québec
Commission des valeurs mobilières de l'Ontario
Alberta Securities Commission

Mesdames, messieurs,
Par la présente, nous faisons référence à l'avis de changement de vérificateurs daté du 4 novembre 2003 émis par Les industries Promatek Ltée, et nous déclarons en accord avec son contenu.

Montréal (Québec)

Le 4 novembre 2003

(signé) *Levy Pilotte*
LEVY PILOTTE, Comptables agréés

LETTRE DES NOUVEAUX VÉRIFICATEURS

DESTINATAIRES : Commission des valeurs mobilières du Québec
Commission des valeurs mobilières de l'Ontario
Alberta Securities Commission

Mesdames, messieurs,
Nous avons lu l'avis de changement de vérificateurs daté du 4 novembre 2003 émis par Les industries Promatek Ltée et nous déclarons en accord avec son contenu.

Montréal (Québec)

Le 4 novembre 2003

(signé) *Schlesinger Newman Goldman*
SCHLESINGER NEWMAN GOLDMAN Comptables agréés

CONFIRMATION

Moi, le soussigné, Mark Levine, président, secrétaire et trésorier de Les industries Promatek Ltée (la « **Société** »), confirme qu'aux termes de l'Instruction générale n° 31 des Autorités canadiennes en valeurs mobilières, le comité de vérification et le conseil d'administration de la Société ont examiné les documents compris dans le présent dossier d'information, soit (i) l'avis de changement de vérificateurs, (ii) la lettre des vérificateurs précédents et (iii) la lettre des nouveaux vérificateurs.

Fait à Montréal (Québec)

Le 4 novembre 2003

(signé) *Mark Levine*
Mark Levine Président, secrétaire et trésorier


SEC MAIL
RECEIVED
NOV 17 2003
WASH. D.C.
187

PROMATEK INDUSTRIES LTD.

PROXY

This Proxy is solicited by Management for the Annual Meeting of Shareholders and should be read in conjunction with the accompanying Notice of Meeting and Management Proxy Circular.

The undersigned shareholder of **PROMATEK INDUSTRIES LTD.** (the "**Corporation**") hereby appoints Arthur Levine, or failing him, Mark Levine, or (see instructions) __________________________ with full power of substitution, his true and lawful attorneys, or proxies or proxy, for and in his name, to appear and vote any and all shares of the Corporation standing in the name of the undersigned, at the Annual Meeting of Shareholders, to be held on Wednesday, the 17th day of December, 2003, at the Ruby Foos Hotel, Hong Kong Room, 7655 Decarie Blvd., Montreal, Quebec, and at any and all adjournments thereof, upon the following matters:

ELECTION OF DIRECTORS:

FOR the nominees listed below ____________________ **WITHHOLD AUTHORITY** ____________ to vote for the nominees listed below

Arthur Levine, Mark Levine, John Burrows, Robert Elman and David Rockman

APPOINTMENT OF SCHLESINGER NEWMAN GOLDMAN as the auditors of the Corporation and authorizing the directors to fix their remuneration:

FOR _________ **WITHHOLD AUTHORITY** ____________

in his discretion with respect to amendments or variations to the matters identified above or upon such other matters as may properly come before the meeting;

hereby revoking any proxy previously given.

DATED this ______ day of ____________, 2003.

____
Signature of shareholder

INSTRUCTIONS:

THIS FORM OF PROXY MUST BE SIGNED BY THE SHAREHOLDER OR BY THE SHAREHOLDER'S ATTORNEY DULY AUTHORIZED IN WRITING. IF THE SHAREHOLDER APPOINTING A PROXY IS A CORPORATION, THE PROXY MUST BE EXECUTED BY ITS OFFICERS OR ATTORNEYS DULY AUTHORIZED.

EVERY SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY TO ATTEND, VOTE AND ACT FOR AND ON BEHALF OF SUCH SHAREHOLDER AT THE MEETING. TO EXERCISE THIS RIGHT, A SHAREHOLDER MAY STRIKE OUT THE NAMES OF THE PERSONS DESIGNATED AND INSERT THE NAME OF THE SHAREHOLDER'S NOMINEE IN THE BLANK SPACE PROVIDED OR MAY USE ANOTHER APPROPRIATE FORM OF PROXY.

SHARES REPRESENTED BY ANY PROPERLY EXECUTED PROXY RECEIVED BY MANAGEMENT WILL BE VOTED OR WITHHELD FROM VOTING BY THE PERSONS DESIGNATED IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER APPOINTING THEM. **IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS IDENTIFIED ABOVE, THE SHARES REPRESENTED BY PROXIES IN THIS FORM WHICH DESIGNATE MANAGEMENT'S NOMINEES WILL BE VOTED FOR SUCH MATTERS. THIS FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON WHOM IT APPOINTS IN RESPECT OF VARIATIONS OR AMENDMENTS OR ADDITIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.**

COMPLETED PROXIES MUST BE DELIVERED TO THE SECRETARY OF THE CORPORATION OR ITS TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, NO LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF.

IF THIS PROXY IS NOT DATED IN THE SPACE PROVIDED, IT WILL BE DEEMED TO BEAR THE DATE ON WHICH IT IS MAILED BY MANAGEMENT OF THE CORPORATION.

THIS PROXY IS TO BE READ IN CONJUNCTION WITH THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR AND NOTICE OF ANNUAL MEETING DATED NOVEMBER 4, 2003.

LES INDUSTRIES PROMATEK LTÉE

PROCURATION

La présente procuration est sollicitée par la direction en vue de l'assemblée annuelle des actionnaires et devrait être lue conjointement avec l'avis de convocation à l'assemblée et la circulaire d'information.

Le soussigné, actionnaire de **LES INDUSTRIES PROMATEK LTÉE** (la « Société »), désigne par les présentes Arthur Levine ou, en son absence, Mark Levine, ou (voir la rubrique « Instructions »).. son mandataire ou fondé de pouvoir, avec pleins pouvoirs de substitution, pour qu'il assiste en son nom à l'assemblée annuelle des actionnaires qui doit avoir lieu au salon Hong Kong de l'hôtel Ruby Foos, situé au 7655, boul. Décarie, Montréal (Québec), le mercredi 17 décembre 2003, et à toute reprise de celle-ci en cas d'ajournement, et pour qu'il y exerce, à l'égard des questions suivantes, les droits de vote afférents à toutes les actions immatriculées au nom du soussigné, comme suit :

ÉLECTION DES ADMINISTRATEURS:

EN FAVEUR ______________ **ABSTENTION** ____________________
en faveur des candidats énumérés ci-dessous

Arthur Levine, Mark Levine, John Burrows, Robert Elman et David Rockman

NOMINATION DE SCHLESINGER NEWMAN GOLDMAN à titre de vérificateurs de la Société et autorisation des administrateurs à fixer la rémunération des vérificateurs :

EN FAVEUR ______________ **ABSTENTION** ______________

À sa discrétion en ce qui concerne les modifications des questions ci-dessus ou d'autres questions dûment soumises à l'assemblée.

La présente procuration révoque toute procuration antérieure.

Fait le ________________________ 2003

____
Signature de l'actionnaire

INSTRUCTIONS :

LE PRÉSENT FORMULAIRE DE PROCURATION DOIT ÊTRE SIGNÉ PAR L'ACTIONNAIRE OU PAR SON MANDATAIRE DÛMENT AUTORISÉ PAR ÉCRIT. SI L'ACTIONNAIRE DÉSIGNANT UN FONDÉ DE POUVOIR EST UNE SOCIÉTÉ, LE PRÉSENT FORMULAIRE DE PROCURATION DOIT ÊTRE SIGNÉ PAR SES DIRIGEANTS OU MANDATAIRES DÛMENT AUTORISÉS.

CHAQUE ACTIONNAIRE A LE DROIT DE NOMMER UNE PERSONNE (QUI NE DOIT PAS FORCÉMENT ÊTRE UN ACTIONNAIRE) AUTRE QUE LES PERSONNES NOMMÉES DANS LA PRÉSENTE PROCURATION AFIN QU'ELLE ASSISTE À L'ASSEMBLÉE, Y VOTE ET Y AGISSE EN SON NOM. POUR EXERCER CE DROIT, IL PEUT RAYER LE NOM DES PERSONNES FIGURANT DANS LA PRÉSENTE PROCURATION ET INDIQUER CELUI DE SON MANDATAIRE DANS L'ESPACE PRÉVU À CETTE FIN OU ENCORE REMPLIR UNE AUTRE PROCURATION.

LES DROITS DE VOTE AFFÉRENTS AUX ACTIONS REPRÉSENTÉES PAR TOUTE PROCURATION DÛMENT SIGNÉE REÇUE PAR LA DIRECTION SERONT EXERCÉS PAR LES PERSONNES NOMMÉES, OU FERONT L'OBJET D'UNE ABSTENTION DE VOTE DE LEUR PART, SELON LES INSTRUCTIONS DE L'ACTIONNAIRE QUI LES A NOMMÉES. **EN L'ABSENCE DE TELLES INSTRUCTIONS, LES DROITS DE VOTE AFFÉRENTS AUX ACTIONS REPRÉSENTÉES PAR LA PRÉSENTE PROCURATION SERONT EXERCÉS EN FAVEUR DES QUESTIONS CI-DESSUS. LA PRÉSENTE PROCURATION CONFÈRE AUX PERSONNES QUI Y SONT DÉSIGNÉES UN POUVOIR DISCRÉTIONNAIRE QUANT AUX MODIFICATIONS APPORTÉES AUX QUESTIONS MENTIONNÉES DANS L'AVIS DE CONVOCATION ET QUANT À TOUTE AUTRE QUESTION POUVANT ÊTRE DÛMENT SOUMISE À L'ASSEMBLÉE OU À TOUTE REPRISE DE CELLE-CI EN CAS D'AJOURNEMENT.**

LES PROCURATIONS REMPLIES DOIVENT PARVENIR AU SECRÉTAIRE OU À L'AGENT DES TRANSFERTS DE LA SOCIÉTÉ, SOCIÉTÉ DE FIDUCIE COMPUTERSHARE DU CANADA, 100, UNIVERSITY AVENUE, 9E ÉTAGE, TORONTO (ONTARIO), M5J 2Y1, AU MOINS 48 HEURES (SANS COMPTER LES SAMEDIS, LES DIMANCHES NI LES CONGÉS) AVANT L'HEURE DE L'ASSEMBLÉE OU DE TOUTE REPRISE DE CELLE-CI EN CAS D'AJOURNEMENT.

SI AUCUNE DATE NE FIGURE DANS L'ESPACE RÉSERVÉ À CETTE FIN DE LA PRÉSENTE PROCURATION, CELLE-CI SERA RÉPUTÉE PORTER LA DATE OÙ ELLE A ÉTÉ POSTÉE PAR LA DIRECTION DE LA SOCIÉTÉ.

LA PRÉSENTE PROCURATION DEVRAIT ÊTRE LUE CONJOINTEMENT AVEC LA CIRCULAIRE D'INFORMATION ET L'AVIS DE CONVOCATION DATÉ DU 4 NOVEMBRE 2003 QUI L'ACCOMPAGNENT.

LES INDUSTRIES
PROMATEK
INDUSTRIES LTD./LTÉE

8390 Mayrand, Montréal, Qué. H4P 2C9 Tél.: (514) 737-7747 Fax: (514) 737-9155

Rapport intérimaire pour la period de trios mois se terminant le 30 septembre 2003

Promatek déclare des bénéfices nets pour le premier trimestre se terminant le 30 septembre 2003

Résultats

Les revenus pour les trois premiers mois se terminant le 30 septembre 2003 ont été de 955 837 $, comparativement à 1 174 239 $ pour l'exercice précédent, soit une diminution de 19%. Les bénéfices nets ont été de 213 916 $, ou 0,06 $ l'action comparativement à 335 351 $, ou 0,09 $ l'action, pour l'exercice précédent, soit une diminution de 36%.
Au 30 septembre, Promatek comptait environ 1 161 389 $ en liquidités et quasi-espèces (l'équivalent de 0,31 $ l'action).

Dividendes versés

Tel qu'annoncé, Promatek a versé le 2 septembre 2003 un dividende d'un montant de 0,15 $ l'action ordinaire.
À la discrétion du conseil d'administration, Promatek continuera de verser des dividendes tous les semestres sur ses actions ordinaires émises et en circulation.

Nouvelles de la direction

Durant le premier trimestre de l'exercice 2004, les revenus et les bénéfices nets ont été inférieurs à ceux de l'exercice précédent. Cette diminution peut être attribuée à la force du dollar canadien comparativement au dollar américain, au ralentissement général de l'économie au niveau mondial et par le fait qu'une commande importante, passée par l'un des plus grands cabinets d'avocats au monde, a considérablement augmenté les résultats du premier trimestre. Malgré la baisse des ventes et des bénéfices nets, la direction est heureuse que Promatek demeure une société prospère même dans cet environnement défavorable.

Veuillez accepter mes salutations distinguées.



Mark Levine.ing.
Président

PROMATEK INDUSTRIES LTD.
BILAN CONSOLIDÉ
(NON VÉRIFIÉ)

	30 SEPTEMBRE 2003	JUIN 30 2003
ACTIFS		
À COURT TERME		
Encaisse	$ 1,161,389	$ 537,007
Investissements à court terme	-	1,014,973
Débiteur	531,667	549,482
Impôts à recouvrer	68,577	30,693
Stocks	351,880	355,811
Charges payées d'avance	47,301	24,247
Impôts sur le revenu futur	55,122	75,000
	2,215,936	2,587,213
PRÊT AU DIRECTEUR	25,000	25,000
IMMOBILISATIONS	128,106	133,029
	$ 2,369,042	$ 2,745,242
PASSIF		
À COURT TERME		
Créditeurs et charges à payer	$ 376,519	$ 375,618
Produits comptabilisés d'avance	103,926	135,758
	480,445	511,376
AVOIR DES ACTIONNAIRES		
CAPITAL-ACTIONS	1,153,130	1,153,130
SURPLUS D'APPORT	712,442	712,442
BÉNÉFICES NON RÉPARTIS	23,025	368,294
	1,888,597	2,233,866
	$ 2,369,042	$ 2,745,242

PROMATEK INDUSTRIES LTD.
EXPOSÉ RÉCAPITULATIF DES REVENUS
ET DES BÉNÉFICES NON RÉPARTIS
(NON VÉRIFIÉ)

	TROIS MOIS SE TERMINANT 30 SEPTEMBRE	
	2003	**2002**
REVENUS	$ 955,837	$ 1,174,239
FRAIS D'EXPLOITATION		
Coûts des ventes et des frais d'exploitation à l'exception des éléments suivants	573,378	615,744
Amortissements des immobilisations	10,666	7,587
Revenus de placement	(10,939)	(35,970)
Recherche et développement	77,138	97,214
	650,243	684,575
BÉNÉFICES AVANT IMPÔTS SUR LE REVENU	305,594	489,664
IMPÔTS SUR LE REVENU	91,678	154,313
REVENU NET POUR LA PÉRIODE	213,916	335,351
BÉNÉFICES NON RÉPARTIS		
Solde à l'ouverture	368,294	2,232,159
Dividendes versés	(559,185)	-
Transfert du surplus d'apport	$ 23,025	$ 2,567,510
BÉNÉFICES PAR ACTION		
DE BASE	$ 0.06	$ 0.09
DILUÉ	$ 0.06	$ 0.09

PROMATEK INDUSTRIES LTD
EXPOSÉ RÉCAPITULATIF DES FLUX DE TRÉSORERIE
(NON VÉRIFIÉ)

	TROIS MOIS SE TERMINANT 30-Sep 2003	2002
ACTIVITÉS D'EXPLOITATION		
BÉNÉFICE NET	$ 213,916	$ 335,351
AJOUTER (DÉDUIRE) LES ÉLÉMENTS SANS EFFET SUR LA TRÉSORERIE :		
AMORTISSEMENT DES IMMOBILISATIONS	10,666	7,587
IMPÔTS SUR LE REVENU FUTURS	19,878	83,422
(AUGMENTATION) DIMINUTION DES SOLDES DU FONDS DE ROULEMENT AUTRE QUE LES DISPONIBILITÉS		
DÉBITEURS	17,815	249,310
IMPÔTS À RECOUVRER	(37,884)	(31,559)
STOCKS	3,931	25,867
CHARGES PAYÉES D'AVANCE	(23,054)	(18,618)
CRÉDITEURS ET CHARGES À PAYER	901	96,556
PRODUITS COMPTABILISÉ D'AVANCE	(31,832)	(24,807)
	174,337	723,109
ACTIVITÉS D'INVESTISSEMENT		
VENTES (ACQUISITION) D'INVESTISSEMENTS	1,014,973	(1,049,015)
ACQUISITION D'IMMOBILISATIONS	(5,743)	(40,990)
	1,009,230	(1,090,005)
ACTIVITÉS DE FINANCEMENT		
ÉMISSION D'ACTIONS	-	57,120
DIVIDENDES VERSÉS	(559,185)	
	(559,185)	57,120
AUGMENTATION (DIMINUTION) DE L'ENCAISSE	624,382	(309,776)
ENCAISSE - CLÔTURE DE LA PÉRIODE	537,007	685,304
ENCAISSE - CLÔTURE DE LA PÉRIODE	$ 1,161,389	$ 375,528

PROMATEK INDUSTRIES LTD
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS INTÉRIMAIRES
(NON VÉRIFIÉ)

1) RÈGLES ET MÉTHODES COMPATBLES

Ces états financiers s'appliquent selon les mêmes règles et méthodes comptables que les plus récents états financiers annuels.

2) PRÉSENTATION D'INFORMATIONS PAR VOIE DE NOTES

Les notes afférentes à ces états financiers ne respectent pas à tous les égards les exigences des principes comptables généralement reconnus pour les états financiers annuels. Par conséquent, ces états financiers intérimaires doivent être lus concurremment avec les plus récents états financiers annuels.

PROMATEK INDUSTRIES LTD
CONSOLIDATED NOTES TO INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

1) ACCOUNTING POLICIES

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

2) NOTES DISCLOSURES

The notes to these financial statements do not conform in all respects to the requirements of generally accepted accounting principles for the annual financial statements. Therefore, these interim financial statements should be read in conjunction with the most recent annual financial statements.

LES INDUSTRIES
PROMATEK
INDUSTRIES LTD./LTEE

8390 Mayrand, Montréal, Qué. H4P 2C9 Tél.: (514) 737-7747 Fax: (514) 737-9155

enclosed Affidavit

Commissaire à l'assermentation

EXPIRY Date: 14/03/2006

Interim Report for the three months ended September 30,2003

Promatek Reports Earnings for First Quarter Ending September 30th 2003

Results

Revenue for the three months ended September 30, 2003 was $955,837 as compared with revenue of $1,174,239 for the previous fiscal year, a decrease of 19%. Net income was $213,916 or $0.06 per share as compared to $335,351 or $0.09 per share for the previous year, a decrease of 36%

As of September 30th Promatek had approximately $1,161,389 in cash and cash equivalents ($0.31 per share).

Dividend - Paid

As previously announced, on September 2, 2003, Promatek paid a dividend in the amount of $0.15 per Common Share.

At the discretion of its Board of Directors, Promatek will continue to pay dividends on its issued and outstanding Common shares on a semi-annual basis.

Management Update

During the first quarter of fiscal 2004, both revenues and earnings were lower as compared to the previous fiscal year. This decrease can be attributed to the strength of the Canadian Dollar as compared to the US currency, the general slowdown in the world economy, and the fact that the previous fiscal year's first quarter was bolstered by a significant order from one of the world's top law firms. Despite the decrease in sales and earnings, management is pleased that Promatek remains profitable despite this tougher environment.

Sincerely,



Mark Levine P. Eng
President

PROMATEK INDUSTRIES LTD.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	SEPTEMBER 30 2003	JUNE 30 2003
ASSETS		
CURRENT		
Cash	$ 1,161,389	$ 537,007
Short-term investments	-	1,014,973
Accounts receivable	531,667	549,482
Income taxes receivable	68,577	30,693
Inventories	351,880	355,811
Prepaid expenses	47,301	24,247
Future income taxes	55,122	75,000
	2,215,936	2,587,213
LOAN TO DIRECTOR	25,000	25,000
FIXED	128,106	133,029
	$ 2,369,042	$ 2,745,242
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 376,519	$ 375,618
Deferred revenue	103,926	135,758
	480,445	511,376
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	1,153,130	1,153,130
CONTRIBUTED SURPLUS	712,442	712,442
RETAINED EARNINGS	23,025	368,294
	1,888,597	2,233,866
	$ 2,369,042	$ 2,745,242

PROMATEK INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF INCOME
AND RETAINED EARNINGS
(UNAUDITED)

	THREE MONTHS ENDED SEPTEMBER 30	
	2003	2002
REVENUE	$ 955,837	$ 1,174,239
OPERATING EXPENSES		
Cost of sales and operating expenses except the following	573,378	615,744
Amortization of fixed assets	10,666	7,587
Investment income	(10,939)	(35,970)
Research & development	77,138	97,214
	650,243	684,575
INCOME BEFORE INCOME TAXES	305,594	489,664
Income Taxes	91,678	154,313
NET INCOME	213,916	335,351
RETAINED EARNINGS		
Beginning of period	368,294	2,232,159
Dividends paid	(559,185)	-
End of period	$ 23,025	$ 2,567,510
EARNINGS PER SHARE		
BASIC	$ 0.06	$ 0.09
FULLY DILUTED	$ 0.06	$ 0.09

PROMATEK INDUSTRIES LTD
CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED)

	THREE MONTHS ENDED SEPTEMBER 30 2003	2002
OPERATING ACTIVITIES		
NET INCOME	$ 213,916	$ 335,351
ADD(DEDUCT) NON-CASH ITEMS:		
AMORTIZATION OF FIXED ASSETS	10,666	7,587
FUTURE INCOME TAXES	19,878	83,422
(INCREASE) DECREASE IN NONCASH WORKING CAPITAL BALANCES		
ACCOUNTS RECEIVABLE	17,815	249,310
INCOME TAXES RECEIVABLE	(37,884)	(31,559)
INVENTORIES	3,931	25,867
PREPAID EXPENSES	(23,054)	(18,618)
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	901	96,556
DEFERRED REVENUE	(31,832)	(24,807)
	174,337	723,109
INVESTING ACTIVITIES		
DISPOSITIONS (PURCHASES) OF INVESTMENTS	1,014,973	(1,049,015)
PURCHASES OF FIXED ASSETS	(5,743)	(40,990)
	1,009,230	(1,090,005)
FINANCING ACTIVITIES		
ISSUANCE OF CAPITAL STOCK	-	57,120
DIVIDENDS PAID	(559,185)	
	(559,185)	57,120
INCREASE (DECREASE) IN CASH	624,382	(309,776)
CASH, BEGINNING OF PERIOD	537,007	685,304
CASH, END OF PERIOD	$ 1,161,389	$ 375,528